MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The preparation and presentation of the Company's consolidated financial statements and the overall accuracy and integrity of the Company's financial reporting are the responsibility of management. The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB), and include certain amounts that are based on management's best estimates and judgments. Financial information contained elsewhere in this Annual Report is consistent with the information set out in the consolidated financial statements.

In fulfilling its responsibilities, management has developed and maintains an extensive system of disclosure controls and procedures and internal control over financial reporting processes that are designed to provide reasonable assurance that assets are safeguarded, transactions are properly recorded and reported within the required time periods, and financial records are reliable for the preparation of the financial statements. The Company's internal auditors, who are employees of the Company, also review and evaluate internal controls on behalf of management.

The Board of Directors monitors management's fulfillment of its responsibilities for financial reporting and internal controls principally through the Audit Committee. The Audit Committee, which is comprised solely of independent directors, meets regularly with management, the internal audit department and the Company's external auditors to review and discuss audit activity and results, internal accounting controls and financial reporting matters. The external auditors and the internal audit department have unrestricted access to the Audit Committee, management and the Company's records. The Audit Committee is also responsible for recommending to the Board of Directors the proposed nomination of the external auditors for appointment by the shareholders. Based upon the review and recommendation of the Audit Committee, the consolidated financial statements and Management's Discussion and Analysis have been approved by the Board of Directors.

The Company's external auditors, Deloitte LLP, have audited the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the IASB.

Calvin McDonald President and Chief Executive Officer	E.J. Bird Interim Chief Financial Officer

Toronto, Ontario
March 14, 2013

Report of Independent Registered Chartered Accountants
To the Shareholders and Board of Directors of
Sears Canada Inc.
We have audited the accompanying consolidated financial statements of Sears Canada Inc. and subsidiaries, which comprise the consolidated statements of financial position as at February 2, 2013 and January 28, 2012 and the consolidated statements of net earnings (loss) and comprehensive income (loss), consolidated statements of changes in shareholders’ equity and consolidated statements of cash flows for the 53 and 52-week periods ended February 2, 2013 and January 28, 2012, and a summary of significant accounting policies and other explanatory information.
Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.
Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Sears Canada Inc. and subsidiaries as at February 2, 2013 and January 28, 2012 and their financial performance and cash flows for the 53 and 52-week periods ended February 2, 2013 and January 28, 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Independent Registered Chartered Accountants
Licensed Public Accountants
March 14, 2013
Toronto, Canada

TABLE OF CONTENTS
Exhibit 99.3

Consolidated Financial Statements

Consolidated Statements of Financial Position

Consolidated Statements of Net Earnings (Loss) and Comprehensive Earnings (Loss)

Consolidated Statements of Changes in Shareholders’ Equity

Consolidated Statements of Cash Flows

Notes to the Consolidated Financial Statements

Note 1:	General information

Note 2:	Significant accounting policies

Note 3:	Issued standards not yet adopted

Note 4:	Critical accounting judgments and key sources of estimation uncertainty

Note 5:	Cash and cash equivalents and interest income

Note 6:	Accounts receivable, net

Note 7:	Inventories

Note 8:	Prepaid expenses

Note 9:	Property, plant and equipment and investment property

Note 10:	Goodwill and intangible assets

Note 11:	Investment in joint ventures

Note 12:	Other long-term assets

Note 13:	Deferred revenue

Note 14:	Financial instruments

Note 15:	Accounts payable and accrued liabilities

Note 16:	Provisions

Note 17:	Long-term obligations and finance costs

Note 18:	Other long-term liabilities

Note 19:	Leasing arrangements

Note 20:	Retirement benefit plans

Note 21:	Contingent liabilities

Note 22:	Income taxes

Note 23:	Operating Segments

Note 24:	Capital stock

Note 25:	Capital disclosures

Note 26:	Revenue

Note 27:	Employee benefits expense

Note 28:	Gain on lease terminations

Note 29:	Sale of Cantrex Group Inc. ("Cantrex")

Note 30:	Related party transactions

Note 31:	Key management personnel compensation

Note 32:	Net earnings (loss) per share

Note 33:	Changes in non-cash working capital balances

Note 34:	Event after the reporting period

Note 35:	Approval of consolidated financial statements

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in CAD millions)	Notes	As at February 2, 2013	As at January 28, 2012

ASSETS
Current assets
Cash and cash equivalents	5	$237.0	$397.4
Accounts receivable, net	6,14	76.2	116.2
Income taxes recoverable	22	5.5	4.1
Inventories	7	851.4	823.9
Prepaid expenses	8	30.1	27.9

Total current assets		1,200.2	1,369.5

Non-current assets
Property, plant and equipment	9,19	840.0	872.0
Investment property	9	21.7	21.7
Intangible assets	10.2	27.2	23.6
Goodwill	10.1	8.7	8.7
Investment in joint ventures	11	263.4	301.4
Deferred tax assets	22	83.8	84.6
Other long-term assets	12,14,16,22	34.1	49.2

Total assets		$2,479.1	$2,730.7

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	14,15	$482.0	$576.8
Deferred revenue	13	197.5	208.0
Provisions	16	66.3	64.8
Income taxes payable	22	—	1.0
Other taxes payable		33.9	42.8
Current portion of long-term obligations	14,17,19,25	5.2	5.1

Total current liabilities		784.9	898.5

Non-current liabilities
Long-term obligations	14,17,19,25	30.9	117.6
Deferred revenue	13	90.7	89.2
Retirement benefit liability	20.1	415.7	452.3
Deferred tax liabilities	22	5.8	5.3
Other long-term liabilities	16,18	74.7	75.8

Total liabilities		1,402.7	1,638.7

SHAREHOLDERS’ EQUITY
Capital stock	24	14.9	15.0
Retained earnings	24,25	1,208.2	1,218.5
Accumulated other comprehensive loss		(146.7)	(141.5)
Total shareholders’ equity		1,076.4	1,092.0
Total liabilities and shareholders’ equity		$2,479.1	$2,730.7
The accompanying notes are an integral part of these consolidated financial statements.

On Behalf of the Board of Directors,
W.C.Crowley            E.J. Bird
Chairman of the Board        Director

CONSOLIDATED STATEMENTS OF NET EARNINGS (LOSS) AND COMPREHENSIVE INCOME (LOSS)
For the 53 and 52-week periods ended February 2, 2013 and January 28, 2012

(in CAD millions, except per share amounts)	Notes	2012	2011

Revenue	26	$4,300.7	$4,619.3
Cost of goods and services sold	7	2,749.2	2,932.3
Selling, administrative and other expenses	9,10,20.4,27	1,634.4	1,737.9
Operating loss		(82.9)	(50.9)

Gain on lease terminations	28	167.1	—
Gain on sale of interest in joint venture	11	8.6	—
Gain on settlement of post-retirement benefits	20	21.1	—
Finance costs	17,22	13.3	16.0
Interest income	5	4.1	1.7
Share of income from joint ventures	11	9.5	8.3
Earnings (loss) before income taxes		114.2	(56.9)

Income tax (expense) recovery
Current	22	(8.2)	(18.7)
Deferred	22	(4.8)	25.3
		(13.0)	6.6
Net earnings (loss)		$101.2	$(50.3)

Basic net earnings (loss) per share	32	$0.99	$(0.48)
Diluted net earnings (loss) per share	32	$0.99	$(0.48)

Net earnings (loss)		$101.2	$(50.3)

Other comprehensive loss, net of taxes:

Loss on foreign exchange derivatives, net of income tax recovery of nil (2011: recovery of $1.7)		—	(4.1)
Reclassification to net earnings (loss) of (gain) loss on foreign exchange derivatives, net of income tax recovery of nil (2011: recovery of $2.8)		(0.2)	7.1
Remeasurement loss on net defined retirement benefit liability, net of income tax recovery of $3.5 (2011: recovery of $27.4)	20.7	(5.0)	(79.1)

Total other comprehensive loss		(5.2)	(76.1)
Comprehensive income (loss)		$96.0	$(126.4)
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
For the 53 and 52-week periods ended February 2, 2013 and January 28, 2012

				Accumulated other comprehensive loss (income)
(in CAD millions)	Notes	Capital stock	Retained earnings	Foreign exchange derivatives designated as cash flow hedges	Remeasurement loss	Total Accumulated other comprehensive loss (income)	Shareholders’ equity
Balance as at January 28, 2012		$15.0	$1,218.5	$0.2	$(141.7)	$(141.5)	$1,092.0

Net earnings			101.2	—	—	—	101.2

Other comprehensive loss
Reclassification of gain on foreign exchange derivatives				(0.2)	—	(0.2)	(0.2)
Remeasurement loss on net defined retirement benefit liability				—	(5.0)	(5.0)	(5.0)

Total other comprehensive loss		—	—	(0.2)	(5.0)	(5.2)	(5.2)
Total comprehensive income (loss)		—	101.2	(0.2)	(5.0)	(5.2)	96.0
Repurchases of common shares	24	(0.1)	(9.6)				(9.7)
Dividends declared			(101.9)				(101.9)
Balance as at February 2, 2013		$14.9	$1,208.2	$—	$(146.7)	$(146.7)	$1,076.4

Balance as at January 29, 2011		$15.4	$1,310.4	$(2.8)	$(62.6)	$(65.4)	$1,260.4

Net loss			(50.3)	—	—	—	(50.3)

Other comprehensive (loss) income
Loss on foreign exchange derivatives				(4.1)	—	(4.1)	(4.1)
Reclassification of loss on foreign exchange derivatives				7.1	—	7.1	7.1
Remeasurement loss on net defined retirement benefit liability				—	(79.1)	(79.1)	(79.1)

Total other comprehensive (loss) income		—	—	3.0	(79.1)	(76.1)	(76.1)
Total comprehensive (loss) income		—	(50.3)	3.0	(79.1)	(76.1)	(126.4)
Repurchases of common shares	24	(0.4)	(41.6)				(42.0)
Balance as at January 28, 2012		$15.0	$1,218.5	$0.2	$(141.7)	$(141.5)	$1,092.0
The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the 53 and 52-week periods ended February 2, 2013 and January 28, 2012

(in CAD millions)	Notes	2012	2011
Cash flow (used for) generated from operating activities
Net earnings (loss)		$101.2	$(50.3)
Adjustments for:
Depreciation and amortization expense	9,10.2	113.3	114.9
Impairment (reversal) losses	9	(0.2)	2.5
Loss on disposal of property, plant and equipment		1.2	1.1
Gain on sale of interest in joint venture	11	(8.6)	—
Gain on lease terminations	28	(167.1)	—
Finance costs	17	13.3	16.0
Interest income	5	(4.1)	(1.7)
Share of income from joint ventures	11	(9.5)	(8.3)
Retirement benefit plans expense	20.4	31.6	30.2
Gain on settlement of post-retirement benefits	20	(21.1)	—
Short-term disability expense	20.4	8.4	8.4
Income tax expense (recovery)	22	13.0	(6.6)
Interest received	5	2.3	1.6
Interest paid	17	(5.3)	(4.6)
Retirement benefit plans contributions	20.4	(63.0)	(17.9)
Income tax refunds (payments), net	22	9.0	(21.6)
Other income tax (deposits) receipts, net	22	(4.1)	—
Changes in non-cash working capital	33	(122.2)	29.6
Changes in long-term assets and liabilities		32.0	(8.3)
		(79.9)	85.0
Cash flow generated from (used for) investing activities
Purchases of property, plant and equipment and intangible assets	9,10.2	(97.5)	(84.3)
Proceeds from sale of property, plant and equipment		2.2	0.7
Proceeds from lease terminations	28	175.0	—
Proceeds from sale of Cantrex operations	29	3.5	—
Proceeds from sale of joint venture	11	38.3	—
Dividends received from joint ventures		18.4	20.1
		139.9	(63.5)
Cash flow used for financing activities
Interest paid on finance lease obligations	17,19	(2.4)	(2.2)
Repayment of long-term obligations		(142.3)	(117.1)
Proceeds from long-term obligations		35.8	105.0
Dividend payments	24	(101.9)	—
Repurchases of common shares	24	(9.7)	(42.0)
		(220.5)	(56.3)
Effect of exchange rate on cash and cash equivalents at end of period		0.1	(0.1)
Decrease in cash and cash equivalents		(160.4)	(34.9)
Cash and cash equivalents at beginning of period		$397.4	$432.3
Cash and cash equivalents at end of period		$237.0	$397.4
The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. General information
Sears Canada Inc. is incorporated in Canada. The address of its registered office and principal place of business is 290 Yonge Street, Suite 700, Toronto, Ontario, Canada M5B 2C3. The principal activities of Sears Canada Inc. and its subsidiaries (the “Company”) include the sale of goods and services through the Company’s Retail channel, which includes its Full-line, Sears Home, Hometown Dealer, Outlet, Appliances and Mattresses, Corbeil Electrique Inc. (“Corbeil”) stores, and its Direct (catalogue/internet) channel. It also includes service revenue related to product repair, home improvement, and logistics. Commission revenue includes travel, insurance, and performance payments received from JPMorgan Chase Bank, N.A. (Toronto Branch) (“JPMorgan Chase”) under the Company’s long-term credit card marketing and servicing alliance with JPMorgan Chase. The Company has partnered with Thomas Cook Canada Inc. (“Thomas Cook”) in a multi-year licensing arrangement, under which Thomas Cook manages the day-to-day operations of all Sears Travel offices. Licensee fee revenues are comprised of payments received from licensees, including Thomas Cook, that operate within the Company’s stores. The Company is a party to a number of joint ventures which have been classified as jointly controlled entities for financial reporting purposes. These joint ventures are jointly controlled by the venturers who are entitled to a share of the joint ventures’ income or loss.
The indirect parent of the Company is Sears Holdings Corporation (“Sears Holdings”), incorporated in the U.S. in the state of Delaware. The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Florida) through Sears Holdings.

2. Significant accounting policies
2.1 Statement of compliance
The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), which are effective and applicable to the Company as at the end of its current fiscal year.
2.2 Basis of preparation and presentation
The principal accounting policies of the Company have been applied consistently in the preparation of its consolidated financial statements for all periods presented. These financial statements follow the same accounting policies and methods of application as those used in the preparation of the recast 2011 Annual Consolidated Financial Statements. The Company’s significant accounting policies are detailed in Note 2.
The fiscal year of the Company consists of a 52 or 53-week period ending on the Saturday closest to January 31. The fiscal years for the 2012 and 2011 consolidated financial statements represent the 53-week period ended February 2, 2013 (“Fiscal 2012” or “2012”) and the 52-week period ended January 28, 2012 (“Fiscal 2011” or “2011”), respectively.
The Company’s consolidated financial statements are presented in Canadian dollars, which is the Company’s functional currency. The Company reports as a single business segment but operates several operating segments, with operations focused on the merchandising of products and services (see Note 23).
2.3 Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis, with the exception of certain financial instruments that are measured at fair value and the retirement benefit asset, which is the net total of plan assets and the present value of the retirement benefit liability. On transition to IFRS, the Company elected to measure certain of its property, plant and equipment at fair value. The fair value was set as the deemed cost, in accordance with IFRS 1, as at that date, and represents the historical cost basis measurement. Historical cost is generally based on the fair value of the consideration given in exchange for assets.
2.4 Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company as well as all of its subsidiaries. Real estate joint venture investments are accounted for using the equity method of accounting (described further in Note 2.13).
Subsidiaries include all entities where the Company has the power to govern the financial and operating policies of the entity so as to obtain benefits from its activities.

All intercompany balances and transactions, income and expenses arising from intercompany transactions are eliminated in the preparation of the consolidated financial statements.
2.5 Cash and cash equivalents
Cash and cash equivalents include highly liquid investments with maturities of 90 days or less at the date of purchase. Cash and cash equivalents are considered to be restricted when they are subject to contingent rights of a third party customer, vendor, government agency or financial institution.
2.6 Short-term investments
Short-term investments include investments with maturities between 91 to 364 days from the date of purchase.
2.7 Inventories
Inventories are measured at the lower of cost and net realizable value. Cost is determined using the weighted average cost method, based on individual items. The cost is comprised of the purchase price, plus the costs incurred in bringing the inventory to its present location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to sell. Rebates and allowances received from vendors are recognized as a reduction to the cost of inventory, unless the rebates clearly relate to the reimbursement of specific expenses. A provision for shrinkage and obsolescence is calculated based on historical experience. All inventories consist of finished goods.
2.8 Property, plant and equipment
Property, plant and equipment are measured at cost or deemed cost less accumulated depreciation and accumulated impairment losses. Costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes site preparation costs, design and engineering fees, freight (only on initial freight costs incurred between the vendor and the Company), installation expenses and provincial sales tax (Saskatchewan, Manitoba and Prince Edward Island), and is net of any vendor subsidies or reimbursements. An allocation of general and specific incremental interest charges for major construction projects is also included in the cost of related assets.
When the significant parts of an item of property, plant and equipment have varying useful lives, they are accounted for as separate components of property, plant and equipment. Depreciation is calculated based on the depreciable amount of the asset or significant component thereof, if applicable, which is the cost of the asset or significant component less its residual value. Depreciation is recognized using the straight-line method for each significant component of an item of property, plant and equipment and is recorded in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) . The estimated useful lives are 2 to 13 years for equipment and fixtures and 10 to 50 years for buildings and building improvements. The estimated useful lives, residual values and depreciation methods for property, plant and equipment are reviewed annually and adjusted, if appropriate, with the effect of any changes in estimates accounted for on a prospective basis.
Assets held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or, where shorter, the term of the relevant lease, unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.
The gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the proceeds from sale or the cost of retirement and the carrying amount of the asset, and is recognized in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
For a discussion on the impairment of tangible assets refer to Note 2.11. Property, plant and equipment are reviewed at the end of each reporting period to determine whether there is an indicator of impairment.
2.9 Investment property
The Company’s investment property consists of vacant land which is not currently used in its operations. Investment property is measured at its deemed cost less accumulated impairment losses.
The fair values of the investment property is estimated using observable data based on the current cost of acquiring comparable properties within the market area and the capitalization of the property’s anticipated revenue. The Company engages independent qualified third parties to conduct appraisals of its investment property.

The gain or loss arising on the disposal or retirement of an item of investment property is determined as the difference between the proceeds from sale or the cost of retirement, and the carrying amount of the asset, and is recognized in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
Investment property is reviewed at the end of each reporting period to determine whether there is any indicator of impairment.
2.10 Intangible assets
2.10.1 Finite life intangible assets other than goodwill
Finite life intangible assets consist of purchased and internally developed software. Intangible assets are carried at cost less accumulated amortization and accumulated impairment losses and are amortized on a straight-line basis over their estimated useful lives which range from 2 to 5 years. The useful lives of all intangible assets other than goodwill are finite. Amortization expense is included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). The estimated useful lives and amortization methods for intangible assets other than goodwill are reviewed annually, with the effect of any changes in estimates being accounted for on a prospective basis.
Internally developed software costs are capitalized when the following criteria are met:

•	It is technically feasible to complete the software so that it will be available for use;

•	The Company intends to complete the software product;

•	The Company has an ability to use the software;

•	The Company can demonstrate how the software will generate probable future economic benefits;

•	Adequate technical, financial and other resources to complete the development and to use the software product are available; and

•	The expenditure attributable to the software product during its development can be reliably measured.
Costs that qualify for capitalization are limited to those that are directly related to each software development project.
2.10.2 Goodwill
Goodwill arising in a business combination is recognized as an asset at the date that control is acquired (“the acquisition date”). Goodwill is measured as the excess of the sum of the consideration transferred, over the net fair value of identifiable assets acquired less liabilities assumed as of the acquisition date.
2.11 Impairment of tangible assets and intangible assets with finite useful lives
At the end of each reporting period, the Company reviews property, plant and equipment, investment property, intangible assets and goodwill for indicators of impairment. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss, if any. Where it is not possible to estimate the recoverable amount of an individual asset, the assets are then grouped together into the smallest group of assets that generate independent cash inflows from continuing use (the “cash generating unit” or “CGU”) and a recoverable amount is estimated for that CGU.
Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGUs. Otherwise, they are allocated to the smallest group of CGUs for which a reasonable and consistent allocation basis can be identified.
If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the asset or CGU will be reduced to its recoverable amount and an impairment loss is recognized immediately. If an impairment for a CGU has been identified, the impairment is first allocated to goodwill before other assets held by the CGU. Where goodwill is not part of a CGU, an impairment loss is recognized as a reduction in the carrying amount of the assets included in the CGU on a pro rata basis.
Where an impairment loss subsequently reverses (not applicable to goodwill), the carrying amount of the asset or CGU is revised to an estimate of its recoverable amount limited to the carrying amount that would have been determined had no impairment loss been recognized for the asset or CGU in prior years. A reversal of an impairment loss is recognized immediately.
2.12 Impairment of goodwill
Goodwill is not amortized but is reviewed for impairment at least annually. For the purposes of impairment testing, goodwill is allocated to each of the Company’s CGUs expected to benefit from the synergies of the combination.

CGUs to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to the other assets of the unit on a pro-rata basis, based on the carrying amount of each asset in the unit. Impairment losses for goodwill are not reversed in subsequent periods.
2.13 Investment in joint ventures
Joint ventures are those entities over which the Company has joint control, established by contractual agreement. The Company is a party to a number of joint ventures which have been classified as jointly controlled entities for financial reporting purposes. These joint ventures are jointly controlled by the venturers who are entitled to a share of the joint ventures’ income or loss.
Investments in joint ventures are accounted for using the equity method as follows:

•
From the date that joint control commences, until the date that it ceases, the Company’s share of post-acquisition income or losses from joint ventures is recognized in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), with a corresponding increase or decrease to the carrying amount of the investments.

•	The joint venture reporting periods used in the application of the equity method differ from the Company’s reporting period end by 1 to 2 months.

•	The accounting policies of the joint ventures are aligned with those of the Company for the purposes of applying the equity method.

•
Gains on transactions between the Company and its joint ventures are eliminated to the extent of the Company’s interest in the joint ventures, and losses are eliminated unless the transaction provides evidence of an impairment of the assets transferred.

The Company presents its joint venture investments in “Investment in joint ventures” on the Consolidated Statements of Financial Position. The Company presents its share of income or losses from joint ventures in “Share of income from joint ventures” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
2.14 Leasing arrangements
Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.
2.14.1 The Company as lessor
The Company has entered into a number of agreements to sub-lease premises to third parties. All sub-leases to third parties are classified as operating leases. Rental income from operating leases is recognized on a straight-line basis over the term of the lease.
2.14.2 The Company as lessee
Assets held under finance leases are initially recognized by the Company at the lower of the fair value of the asset and the present value of the minimum lease payments. The corresponding current and non-current liabilities to the lessor are included in the Consolidated Statements of Financial Position as a finance lease obligation in “Principal payments on long-term obligations due within one year” and “Long-term obligations,” respectively. The assets are depreciated using the same accounting policy as applicable to property, plant and equipment (see Note 2.8).
Lease payments are apportioned between finance costs and the lease obligation in order to achieve a constant rate of interest on the remaining balance of the liability. The minimum lease payments are allocated between the land and building element in proportion to the relative fair values of the leasehold interests, in each of these elements of the lease.
Assets under operating leases are not recognized by the Company. Operating lease payments are recognized in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
In the event that lease incentives are received to enter into leases, such incentives are recognized as a liability. The aggregate benefit of incentives is recognized as a reduction of rental expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed.
2.15 Retirement benefit plans
The Company currently maintains a defined contribution and a defined benefit registered pension plan, which covers eligible regular full-time and part-time associates, a non-registered supplemental savings arrangement and a defined benefit non-pension post retirement plan, which provides life insurance, medical and dental benefits to eligible retired associates through a health and welfare trust.

2.15.1 Defined contribution plan
A defined contribution plan is a post-employment benefit plan under which the Company pays fixed or matching contributions based on employee contributions into a separate legal entity and has no further legal or constructive obligation to pay additional amounts. Company contributions to the defined contribution retirement benefit plan are recognized as an expense when employees have rendered services entitling them to the contributions.
2.15.2 Defined benefit plans
For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations prepared by independent qualified actuaries at least every 3 years. Remeasurements comprising of actuarial gains and losses, the effect of the asset ceiling (if applicable) and the return on plan assets (excluding interest) are recognized immediately in the statement of financial position with a charge or credit to other comprehensive income (loss) in the period in which they occur. Remeasurements recorded in Other comprehensive income (loss) are not recycled into profit or loss. However, the entity may transfer those amounts recognized in other comprehensive income (loss) within Accumulated other comprehensive income (loss). Past service cost is recognized in profit or loss in the period of plan amendment. Net-interest is calculated by applying the discount rate to the net defined benefit liability or asset. Defined benefit costs are split into three categories:

•	service cost, past-service cost, gains and losses on curtailments and settlements;

•	net interest expense or income;

•	remeasurements.
The Company presents the first two components of defined benefit costs in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
Remeasurements are recorded in Other comprehensive income (loss).
The retirement benefit obligation recognized in the Consolidated Statements of Financial Position represents the actual deficit or surplus in the Company’s defined benefit plans. Any surplus resulting from this calculation is limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

2.15.3 Termination benefits
A liability for a termination benefit is recognized at the earlier of when the entity can no longer withdraw the offer of the termination benefit and when the entity recognizes any related restructuring costs.
2.16 Revenue recognition
Revenue is measured at the fair value of the consideration received or receivable, excluding sales taxes. Revenue is reduced for estimated customer returns, discounts and other similar allowances.
2.16.1 Sale of goods
Revenue from the sale of goods is recognized upon delivery to the customer. Revenue relating to goods sold subject to installation, such as home improvement products, is recognized when the goods have been delivered and the installation is complete.
2.16.2 Rendering of services
Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.
Extended warranty service contracts
The Company sells extended warranty service contracts with terms of coverage generally between 12 and 60 months. Revenue from the sale of each contract is deferred and amortized on a straight-line basis over the term of the related contract.
Product repair, handling and installation services
Product repair, handling and installation services revenue is recognized once the services are complete. These services are performed within a short timeframe which is typically one day.

2.16.3 Commission and licensee fee revenue
Commission revenue
The Company earns commission revenue by selling various products and services that are provided by third parties, such as sales of travel services, home improvement products and insurance programs. As the Company is not the primary obligor in these transactions, these commissions are recognized upon sale of the related product or service.
Licensee fee revenue
Fee revenue is received from a variety of licensees that operate in the Company’s stores. Revenue earned is based on a percentage of licensee sales. Revenue is recorded upon sale of the related product or service.
Credit card revenue
Revenue is received from JPMorgan Chase relating to credit sales. Revenue is based on a percentage of sales charged on the Sears Card or Sears MasterCard and is included in revenue when the sale occurs.
2.16.4 Interest income
Interest income is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be reliably measured. Interest income is accrued on a periodic basis by reference to the principal outstanding and the applicable interest rate.

2.16.5 Customer loyalty program
The Sears Club Points Program (the “Program”) allows members to earn points from eligible purchases made on their Sears Card and/or Sears MasterCard. Members can then redeem points in accordance with the Program rewards schedule for merchandise. When points are earned, the Company defers revenue equal to the fair value of the awards adjusted for expected redemptions. When awards are redeemed, the redemption value of the awards is charged against deferred revenue and recognized as revenue. The redemption rates are reviewed on an ongoing basis and are adjusted based upon expected future activity.
2.16.6 Cost of goods and services sold
Cost of goods and services sold includes the purchase price of merchandise sold, freight and handling costs incurred in preparing the related inventory for sale, installation costs incurred relating to the sale of goods subject to installation, write-downs taken on inventory during the period, physical inventory losses and costs of services provided during the period relating to services sold, less rebates from suppliers relating to merchandise sold.
2.17 Foreign currency translation
Transactions in currencies other than the Company’s functional currency are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency at the exchange rates prevailing at that date.
Non-monetary assets and liabilities denominated in a foreign currency that are measured at historical cost are translated using the exchange rate at the date of the transaction and are not retranslated.
Exchange differences arising on retranslation are recognized in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) in the period in which they arise, except for exchange differences on certain foreign currency hedging transactions.
2.18 Consideration from a vendor
The Company has arrangements with its vendors that provide for rebates subject to binding contractual agreements. Rebates on inventories subject to binding agreements are recognized as a reduction of the cost of sales or related inventories for the period, provided the rebates are probable and reasonably estimable. Rebates on advertising costs subject to binding agreements are recognized as a reduction of the advertising expense for the period, provided the rebates are probable and reasonably estimable.
2.19 Taxation
Income tax expense represents the sum of current tax expense and deferred tax expense.

2.19.1 Current tax
Tax currently payable or recoverable is based on taxable earnings or loss for the reporting period. Taxable income differs from earnings as reported in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), due to income or expenses that are taxable or deductible in other years and items that are not taxable or deductible for tax purposes. The Company’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted as at the end of the reporting period and includes any adjustments to taxes payable and/or taxes recoverable in respect of prior years.
2.19.2 Deferred tax
Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities and the corresponding tax bases used in the computation of taxable earnings or loss.

Deferred tax liabilities are generally recognized for taxable temporary differences. Deferred tax assets are generally recognized for deductible temporary differences to the extent that it is probable that taxable income will be available, against which deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable net earnings or loss nor the accounting income or loss.
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and investments in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable earnings against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to be applicable in the period in which the liability is settled or the asset realized, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority and when the Company intends to settle its current tax assets and liabilities on a net basis. Deferred tax assets and liabilities are not discounted.
2.19.3 Current and deferred tax for the period
Current and deferred tax are recognized as a tax expense or recovery in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), except when they relate to items that are recognized outside of earnings or loss (whether in Other comprehensive income (loss), “OCI”, or directly in equity), in which case, the tax is also recognized outside of earnings or loss, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is included in the accounting for the business combination. Interest on the Company’s tax position is recognized as a finance cost.
2.20 Provisions
Provisions are recognized when the Company has a present obligation, legal or constructive, as a result of a past event, it is probable that the Company will be required to settle the obligation and a reliable estimate can be made for the amount of the obligation.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties specific to the obligation. Where a provision is measured using the cash flow estimated to settle the present obligation, its carrying amount is the present value of such cash flows.
When some or all of the economic resources required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

2.20.1 Onerous contract provisions
An onerous contract provision is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations. The provision is measured at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. Before a provision is established, the Company recognizes any impairment loss on the assets associated with that contract.
2.20.2 General liability provisions
The Company purchases third party insurance for automobile, damage to a claimant’s property or bodily injury from use of a product, and general liability claims that exceed a certain dollar level. However, the Company is responsible for the payment of claims under these insured limits. In estimating the obligation associated with incurred losses, the Company utilizes actuarial methodologies which are based on historical data and validated by an independent third party. Loss estimates are adjusted based on actual claims settlements and reported claims.
2.20.3 Warranty provisions
An estimate for warranty provisions is made at the time the merchandise is sold based on historical warranty trends. Please also see Note 16.
2.20.4 Returns and allowances provisions
Provisions for returns and allowances are made based on historical rates which represent the expected future outflow of economic resources on current sales.
2.20.5 Environmental provisions
The Company is exposed to environmental risks as an owner, lessor and lessee of property. Under federal and provincial laws, the owner, lessor or lessee could be liable for the costs of removal and remediation of certain hazardous substances on its properties or disposed of at other locations. The failure to remove or remediate such substances, if any, could lead to claims against the Company. The provision is based on assessments conducted by third parties, as well as historical data.
2.21 Financial assets
All financial assets are recognized and derecognized on the trade date where the purchase or sale of a financial asset is under a contract whose terms require delivery of the financial asset within the timeframe established by the market concerned. Financial assets are initially measured at fair value plus transaction costs, except for those financial assets at ‘fair value through profit or loss’ (“FVTPL”) for which the transaction costs are expensed as incurred.
Financial assets and liabilities are offset with the net amount presented in the Consolidated Statements of Financial Position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.
Financial assets are classified into the following categories: financial assets at FVTPL, ‘held-to-maturity’ investments, ‘available-for-sale’ (“AFS”) financial assets and ‘loans and receivables’. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition. Currently the Company does not have any ‘held-to-maturity’ investments.

2.21.1 Effective interest method
The effective interest method calculates the amortized cost of a financial asset or financial liability and allocates interest income or expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash flow (including all fees on points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial instrument, or (where appropriate) a shorter period, to the net carrying amount on initial recognition.
Interest income or expense is recognized on an effective interest basis for financial assets and financial liabilities other than those classified as at FVTPL.
2.21.2 Financial assets at FVTPL
Financial assets are classified at FVTPL when the financial asset is either held-for-trading or it is designated as at FVTPL.

2.21.3 AFS financial assets
The Company’s cash equivalents have been classified as AFS financial assets and are measured at fair value. Gains and losses arising from changes in fair value are recognized in OCI, with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized in “Selling, administrative and other expenses” or “Interest Income” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously included in accumulated other comprehensive income (loss)” (“AOCI”) is reclassified to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
2.21.4 Loans and receivables
Cash held by the bank and restricted cash and cash equivalents are classified as ‘loans and receivables’ and are measured at amortized cost.
Trade receivables and other receivables that have fixed or determinable payments that are not quoted in an active market are also classified as ‘loans and receivables’. Loans and receivables are measured at amortized cost using the effective interest method, less any impairment. Interest income is recognized by applying the effective interest rate, except for short-term receivables, where the recognition of interest would be immaterial.

2.21.5 Impairment of financial assets
Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that the estimated future cash flow of the financial asset have been negatively affected as a result of events that have occurred after its initial recognition.
For all financial assets, objective evidence of impairment could include:

•	Significant financial difficulty of the issuer or counterparty; or

•	Default or delinquency in interest or principal payments; or

•	Probability that the borrower will enter bankruptcy or financial reorganization.
For financial assets carried at amortized cost, the amount of any impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flow discounted at the financial asset’s initial effective interest rate. When a subsequent event causes the amount of any impairment loss to decrease, the decrease in impairment loss is reversed through the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
The carrying amount of the financial asset is reduced by any impairment loss directly for all financial assets with the exception of trade receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable is considered uncollectible its carrying amount is written off including any amounts previously recorded in the allowance account. Subsequent recoveries of amounts previously written off are credited to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). Changes in the carrying amount of the allowance account are also recognized in “Selling, administrative and other expenses”.
2.21.6 Derecognition of financial assets
The Company derecognizes a financial asset only when the contractual rights to the cash flow from the asset expire, or when substantially all the risks and rewards of ownership of the asset are transferred to another entity. If the Company retains substantially all the risks and rewards of ownership of a transferred financial asset, the Company continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.
2.22 Financial liabilities and equity instruments
2.22.1 Classification as debt or equity
Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.
2.22.2 Equity instruments
An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by the Company are recognized at the proceeds received, net of direct issuance costs.

2.22.3 Financial liabilities
Financial liabilities are recognized on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are classified as either financial liabilities at ‘FVTPL’ or ‘other financial liabilities’.

2.22.4 Financial liabilities at FVTPL
Financial liabilities are classified as at FVTPL when they are either held-for-trading or designated as at FVTPL. Currently the Company does not have any financial liabilities that have been designated as at FVTPL upon initial recognition.
2.22.5 Other financial liabilities
Other financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs. Other financial liabilities are subsequently measured at amortized cost with interest expense recognized on an effective interest method.
The Company amortizes debt issuance transaction costs over the life of the debt using the effective interest method.
2.22.6 Derecognition of financial liabilities
The Company derecognizes financial liabilities when, and only when, the Company’s obligations are discharged, cancelled or expired.
2.23 Net earnings (loss) per share
Net earnings (loss) per share is calculated using the weighted average number of shares outstanding during the reporting period. Diluted net earnings (loss) per share is determined using the ‘treasury stock method,’ which considers the potential for the issuance of new shares created by unexercised in-the-money options.
2.24 Changes in Accounting Policy
IAS 19 (Revised), Employee Benefits (“IAS 19”)
The Company elected to early adopt IAS 19 (Revised) in the first quarter of 2012. On June 16, 2011, the IASB issued amendments to IAS 19 which included the elimination of the “corridor approach,” which is the option to defer and amortize the recognition of actuarial gains and losses. The significant amendments to IAS 19 are as follows:

•	The “corridor approach” is to be replaced with full and immediate recognition of actuarial gain and loss remeasurements in “Other comprehensive income (loss)” (“OCI”);

•	Retirement benefit costs are to consist of service costs, net interest and remeasurements, with remeasurements being recorded in OCI;

•	Past service costs are to be recognized immediately in the Consolidated Statements of Net Earnings (Loss);

•
Expected returns on plan assets will no longer be recognized in profit or loss. Instead, interest income on plan assets, calculated using the discount rate used to measure the pension obligation, will be recognized in the Consolidated Statements of Net Earnings (Loss);

•	Plan administration costs are to be expensed as incurred; and

•
Disclosures relating to retirement benefit plans will be enhanced and will include discussions on risk associated with each plan, an explanation of items recognized in the consolidated financial statements and descriptions of the amount, timing and uncertainty on the Company’s future cash flows.

The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The amendments are required to be applied retrospectively in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.
As the Company adopted the amendments to IAS 19 in the first quarter of 2012, the Company has retrospectively adjusted the assets and liabilities as at January 28, 2012, January 29, 2011 and January 31, 2010 and income, expenses and cash flow for the 52-week periods ended January 28, 2012 and January 29, 2011.

Impact on financial statement captions
A summary of the impact arising from the application of the change in accounting policy is as follows:

Consolidated Statements of Financial Position
(Increase (decrease) in CAD millions)	As at January 28, 2012
Retirement benefit asset	$(187.7)
Retirement benefit liability	308.2
Net change to retirement benefit asset and liability	(495.9)
Deferred tax assets	84.0
Deferred tax liabilities	(43.6)
Net change to deferred tax assets and liabilities	127.6
Accumulated other comprehensive loss	(141.7)
Retained earnings	(226.6)

Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss)
(Increase (decrease) in CAD millions, except per share amounts)	53-Week Period Ended February 2, 2013
Selling, administrative and other expenses	$(24.4)
Earnings before income taxes	24.4
Deferred income tax expense	6.4
Net earnings	18.0
Basic net earnings per share	0.17
Diluted net earnings per share	0.17
Other comprehensive income	1.3
Total comprehensive income	19.3

Consolidated Statements of Cash Flows
(Increase (decrease) in CAD millions)	53-Week Period Ended February 2, 2013
Net earnings	$18.0
Retirement benefit plans expense	(24.4)
Income tax expense	6.4
Please refer to Note 20 for the prior year comparative figures.

3. Issued standards not yet adopted
The Company monitors the standard setting process for new standards and interpretations issued by the IASB that the Company may be required to adopt in the future. Since the impact of a proposed standard may change during the review period, the Company does not comment publicly until the standard has been finalized and the effects have been determined.
On December 16, 2011, the IASB issued amendments to three previously released standards. They are as follows:
IAS 32, Financial Instruments: Presentation (“IAS 32”)
The IASB amended IAS 32 to address inconsistencies in current practice in the application of offsetting criteria. The amendments provide clarification with respect to the meaning of ‘currently has a legally enforceable right of set-off’
and that some gross settlement systems may be considered equivalent to net settlement. These amendments are effective for annual periods beginning on or after January 1, 2014. The Company is currently assessing the impact of these amendments on the Company’s consolidated financial statements and related note disclosures.

IFRS 7, Financial Instruments: Disclosures (“IFRS 7”)
The IASB first amended IFRS 7 on October 7, 2010, to require additional disclosures regarding transfers of financial assets. These amendments are effective for annual periods beginning on or after July 1, 2011. The Company applied these amendments beginning the first quarter of its Fiscal 2012 year.
On December 16, 2011, the IASB approved amendments to IFRS 7, which establishes disclosure requirements to help users better assess the effect or potential effect of offsetting arrangements on a company’s financial position. These amendments are effective for annual periods beginning on or after January 1, 2013. The Company will apply these amendments beginning the first quarter of its Fiscal 2013 year and is currently assessing the impact on the Company’s disclosures.
IFRS 9, Financial Instruments (“IFRS 9”)
The IASB issued IFRS 9 on November 12, 2009, which will ultimately replace IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”). The replacement of IAS 39 is a three-phase project with the objective of improving and simplifying the reporting for financial instruments.
The first phase of the project provides guidance on the classification and measurement of financial assets. IFRS 9 was subsequently reissued on October 28, 2010, incorporating new requirements on accounting for financial liabilities. On December 16, 2011, the IASB amended the mandatory effective date of IFRS 9 to fiscal years beginning on or after January 1, 2015. The amendment also provides relief from the requirement to recast comparative financial statements for the effect of applying IFRS 9. The Company is monitoring the impact of amendments to this standard and is currently assessing the impact on the Company's disclosures.
On June 16, 2011, the IASB issued amendments to the following standard:
IAS 1, Presentation of Financial Statements (“IAS 1”)
The IASB has amended IAS 1 to require additional disclosures for items presented in OCI on a before-tax basis and requires items to be grouped and presented in OCI based on whether they are potentially reclassifiable to earnings or loss subsequently (i.e. items that may be reclassified and those that will not be reclassified to earnings or loss). These amendments are effective for annual periods beginning on or after July 1, 2012 and require full retrospective application. The Company will apply these amendments beginning the first quarter of its Fiscal 2013 year and is currently assessing the impact to its consolidated financial statements.

On May 12, 2011, the IASB issued four new standards, all of which are applicable to Annual Reporting periods beginning on or after January 1, 2013. The Company is currently assessing the impact of these standards on its consolidated financial statements and related note disclosures. The following is a list and description of these standards:
IAS 28, Investments in Associates and Joint Ventures (“IAS 28”)
IAS 28 (as amended in 2011) supersedes IAS 28 (2003), Investments in Associates and outlines how to apply, with certain limited exceptions, the equity method to investments in associates and joint ventures. The standard also defines an associate by reference to the concept of "significant influence", which requires power to participate in financial and operating policy decisions of an investee (but not joint control or control of those polices);
IFRS 10, Consolidated Financial Statements (“IFRS 10”)
IFRS 10 establishes the standards for the presentation and preparation of consolidated financial statements when an entity controls one or more entities;
IFRS 11, Joint Arrangements (“IFRS 11”)
IFRS 11 replaces IAS 31, Interests in Joint Ventures (“IAS 31”) and requires that a party in a joint arrangement assess its rights and obligations to determine the type of joint arrangement and account for those rights and obligations accordingly;
IFRS 12, Disclosure of Involvement with Other Entities (“IFRS 12”)
IFRS 12, along with IFRS 11 described above, replaces IAS 31. IFRS 12 requires the disclosure of information that enables users of financial statements to evaluate the nature of and the risks associated with, the entity’s interests in joint ventures and the impact of those interests on its financial position, financial performance and cash flows; and

IFRS 13, Fair Value Measurement (“IFRS 13”)
IFRS 13 provides guidance to improve consistency and comparability in fair value measurements and related disclosures through a ‘fair value hierarchy’. This standard applies when another IFRS requires or permits fair value measurements or disclosures. IFRS 13 does not apply for share-based payment transactions, leasing transactions and measurements that are similar to, but are not fair value.

4. Critical accounting judgments and key sources of estimation uncertainty
In the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions with regards to the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and underlying assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods, if the revision affects both current and future periods.
The following are the critical judgments that management has made in the process of applying the Company’s accounting policies, key assumptions concerning the future and other key sources of estimation uncertainty that have the potential to materially impact the carrying amounts of assets and liabilities within the next fiscal year.
4.1 Legal liabilities
Assessing the financial outcome of uncertain legal positions requires judgment to be made regarding the relative merits of each claim and the extent to which a claim is likely to be successful. The assessments are based on reviews conducted by internal and external counsel, when appropriate.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 16.

4.2 Inventory
4.2.1 Obsolescence, valuation and inventory stock losses
Inventory is written-down to reflect future losses on the disposition of obsolete merchandise. Future losses are estimated based on historical trends that vary depending on the type of inventory.
An adjustment is made each period to value inventory at the lower of cost and net realizable value. This adjustment is estimated based on historical trends that vary depending on the type of inventory.
Inventory is adjusted to reflect estimated inventory stock losses incurred in the year based on recent historical inventory count data.
4.2.2 Vendor rebates
Inventory is adjusted to reflect vendor rebates received or receivable based on vendor agreements. This adjustment is estimated based on historical data and current vendor agreements.
4.2.3 Freight
Inbound freight incurred to bring inventory to its present location is estimated each reporting period and is included in the cost of inventory. This estimate is based on historical freight costs incurred.
Changes in estimates may result in changes to “Inventories” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 7.
4.3 Impairment of property, plant and equipment and intangible assets
The Company’s property, plant and equipment and intangible assets have been allocated to CGUs. Determining whether the CGU is impaired requires an estimation of the recoverable amount of the CGU, which is the higher of the fair value less costs to sell and its value in use. To determine the recoverable amount of the CGU, management is required to estimate its fair value by evaluating the expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use.
Changes in estimates may result in changes to “Property, plant and equipment” and “Intangible assets” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 9 and Note 10.2.
4.4 Impairment of goodwill
Determining whether goodwill is impaired requires the Company to determine the recoverable amount of the CGU to which the goodwill is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value by evaluating expected future cash flow using an appropriate growth rate, the estimated costs to sell and a suitable discount rate to calculate the value in use.
Changes in estimates may result in changes to “Goodwill” on the Consolidated Statements of Financial Position and a charge to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 10.1.

4.5 Retirement benefit liability
The retirement benefit liability is estimated based on certain actuarial assumptions, including the discount rate, inflation rate, salary growth and mortality rates. New regulations and market driven changes may impact the assumptions made.
Changes in estimates may result in changes to the “Retirement benefit liability” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 20.
4.6 Loyalty program deferred revenue
The fair value of Sears Club points granted is deferred at the time of the related initial sale transaction and is recognized upon redemption of the points for merchandise. The redemption value of the points is estimated based on historical behaviour and trends in redemption rates and redemption values.
Changes in estimates may result in changes to “Deferred revenue” (current and non-current) on the Consolidated Statements of Financial Position and an increase or decrease to “Revenue” and/or “Cost of goods and services sold” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 13.
4.7 Derivative assets and liabilities
All derivatives are measured at fair value. U.S. dollar option contracts are traded over-the-counter and give holders the right to buy, or sell, a specified amount of U.S. currency at an agreed upon price and date in the future. Fair values of the U.S. dollar option contracts are derived using a Black-Scholes valuation model. The Company is required to estimate various inputs which are used in this model that are a combination of quoted prices and observable market inputs. The fair values of derivatives include an adjustment for credit risk when appropriate.
Changes in estimates may result in changes to “Derivative financial assets” and “Derivative financial liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold”, “Selling, administrative and other expenses” or “Other comprehensive income (loss)” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 14.
4.8 Provisions
Provisions are estimated based on historical data, cost estimates provided by specialists and future projections.
Changes in estimates or assumptions could cause changes to “Provisions” on the Consolidated Statements of Financial Position and a charge or credit to “Cost of goods and services sold” or “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 16.
4.9 Leasing arrangements
The Company has applied judgment in the classification of its leasing arrangements, which is determined at the inception of the lease and is based on the substance of the transaction, rather than its legal form. The Company’s leases were evaluated based on certain significant assumptions including the discount rate, economic life of a building, lease term and existence of a bargain renewal option.

Changes in estimates or assumptions could cause changes to “Property, plant and equipment”, “Principal payments on long-term obligations due within one year” and “Long-term obligations” on the Consolidated Statements of Financial Position and a charge or credit to “Selling, administrative and other expenses” and “Finance costs” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 19.
4.10 Taxes
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, certain matters are periodically challenged by tax authorities. The Company applies judgment and routinely evaluates and provides for potentially unfavourable outcomes with respect to any tax audits. If the result of a tax audit materially differs from the existing provisions, the Company’s effective tax rate and its net earnings (loss) will be affected positively or negatively.
Changes in estimates or assumptions could cause changes to “Income taxes recoverable”, “Deferred tax assets”, “Income and other taxes payable” and “Deferred tax liabilities” on the Consolidated Statements of Financial Position and a charge or credit to “Income tax expense (recovery)” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). For additional information, see Note 22.

5. Cash and cash equivalents and interest income
Cash and cash equivalents
The components of cash and cash equivalents were as follows:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Cash	$47.6	$49.0
Cash equivalents
Government treasury bills	159.9	199.9
Bank term deposits	—	121.0
Investment accounts	20.5	20.3
Restricted cash and cash equivalents	9.0	7.2
Total cash and cash equivalents	$237.0	$397.4
The components of restricted cash and cash equivalents are further discussed in Note 21.
Interest income
Interest income related primarily to cash and cash equivalents for the fiscal year ended February 2, 2013 totaled $4.1 million (2011: $1.7 million ). During Fiscal 2012, the Company received $2.3 million (2011: $1.6 million ) in cash related to interest income.

6. Accounts receivable, net
The components of accounts receivable, net were as follows:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Deferred receivables	$0.9	$1.3
Other receivables	75.3	114.9
Total accounts receivable, net	$76.2	$116.2

Other receivables primarily consist of amounts due from customers, amounts due from vendors and amounts due from JPMorgan Chase, as part of the Company's long-term credit card marketing and servicing alliance.

Included in the accounts receivable balances above are amounts that are past due but are not provided for, as the Company considers the balances to be collectible. These past due accounts receivable balances are listed below:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Greater than 30 days	$5.5	$3.2
Greater than 60 days	2.9	3.5
Greater than 90 days	6.8	6.4
Total	$15.2	$13.1

7. Inventories
The amount of inventory recognized as an expense during Fiscal 2012 was $2,537.5 million (2011: $2,703.5 million), which includes $92.7 million (2011: $115.4 million) of inventory write-downs. These expenses are included in “Cost of goods and services sold” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
Inventory is pledged as collateral under the Company’s revolving credit facility.

8. Prepaid expenses
The components of prepaid expenses were as follows:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Rent	$13.1	$14.2
Contracts	7.9	5.2
Advertising raw materials	1.7	1.5
Supplies	3.1	3.6
Insurance	0.4	0.3
Miscellaneous	3.9	3.1
Total prepaid expenses	$30.1	$27.9

9. Property, plant and equipment and investment property
The following is a continuity of property, plant and equipment:

(in CAD millions)	Land	Buildings and Leasehold Improvements	Finance Lease Buildings	Finance Lease Equipment	Equipment and Fixtures	Total
Cost or deemed cost
Balance at January 29, 2011	$231.0	$1,125.8	$37.5	$—	$1,151.5	$2,545.8
Additions	—	31.1	—	3.5	45.1	79.7
Disposals	—	(4.8)	—	—	(17.8)	(22.6)
Balance at January 28, 2012	$231.0	$1,152.1	$37.5	$3.5	$1,178.8	$2,602.9
Additions	—	29.8	11.7	—	40.6	82.1
Disposals	—	(32.2)	(3.5)	—	(45.0)	(80.7)
Balance at February 2, 2013	$231.0	$1,149.7	$45.7	$3.5	$1,174.4	$2,604.3

Accumulated depreciation and impairment
Balance at January 29, 2011	$—	$656.4	$6.5	$—	$982.2	$1,645.1
Depreciation expense [1]	—	51.0	5.5	1.0	49.3	106.8
Disposals	—	(3.8)	—	—	(17.2)	(21.0)
Balance at January 28, 2012	$—	$703.6	$12.0	$1.0	$1,014.3	$1,730.9
Depreciation expense [1]	—	49.2	5.3	1.0	47.4	102.9
Disposals	—	(25.7)	(3.5)	—	(40.1)	(69.3)
Impairment losses (reversals) [1]	$—	$0.5	$—	$—	$(0.7)	$(0.2)
Balance at February 2, 2013	$—	$727.6	$13.8	$2.0	$1,020.9	$1,764.3

Total property, plant and equipment

Net Balance at February 2, 2013	$231.0	$422.1	$31.9	$1.5	$153.5	$840.0
Net Balance at January 28, 2012	$231.0	$448.5	$25.5	$2.5	$164.5	$872.0

[1]	Depreciation expense and impairment losses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) .
Impairment loss
The Company engaged independent qualified third party appraisers to conduct appraisals of its land and building properties. The valuation methods used to determine fair value include the direct capitalization and discounted cash flow methods for buildings and the direct sales comparison for land.
During Fiscal 2012, the Company recognized an impairment loss of $1.9M on the Montreal distribution centre (2011: Nil). The impairment loss is due to the application of a lower market rent rate in the valuation model in comparison to the prior year. The impairment loss of $1.9M is included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) .
During Fiscal 2012, the Company recorded an impairment loss reversal relating to leasehold improvements (net of accumulated amortization) of $2.1 million in "Selling, administrative and other expenses". The impairment loss reversal was a result of the proceeds received from the agreement to surrender and terminate early the operating lease on its Deerfoot (Calgary) Full-line store. The Company did not record any reversals of previously recorded impairment losses during Fiscal 2011.
Investment property
Investment property owned by the Company represents vacant land with no operating activity. During Fiscal 2012, there were no investment property additions, disposals or impairment losses. As at February 2, 2013, the carrying value and fair value of investment property were $21.7 million and $25.4 million, respectively (January 28, 2012: $21.7 million and $23.2 million).

10. Goodwill and intangible assets
10.1 Allocation of goodwill to cash generating units
Goodwill has been allocated for impairment testing purposes to the following CGUs:

•	Corbeil

•	Home Improvement Product Services
The following is a continuity of goodwill, as allocated by CGU:

(in CAD millions)	2012	2011
Corbeil
Balance, beginning of fiscal year	$2.6	$2.6
Balance, end of fiscal year	$2.6	$2.6
Home Improvement Product Services
Balance, beginning of fiscal year	$6.1	$8.6
Impairment losses	—	(2.5)
Balance, end of fiscal year	$6.1	$6.1
Total goodwill	$8.7	$8.7
In the assessment of impairment, management used historical data and past experience as the key assumptions in the determination of the recoverable amount. The Company completed a test for goodwill impairment on an annual basis in Fiscal 2012 and Fiscal 2011.

The Company has made certain assumptions for the discount and terminal growth rates to reflect variations in expected future cash flows. These assumptions may differ or change quickly depending on economic conditions or other events. Therefore, it is possible that future changes in assumptions may negatively impact future valuations of CGU's and goodwill, which would result in further impairment losses.

•	Corbeil
The recoverable amount of this CGU is determined based on its estimated fair value less costs to sell. The fair value was determined based on the present value of the estimated cash flow over a 10 year period and a terminal value equivalent to the present value of 5 times after-tax cash flow representing the value of the business beyond the 10 year cash flow projection. Cost to sell was estimated to be 2% of the fair value, which reflects management’s best estimate of the potential costs associated with divesting of the businesses considered. A discount rate of 10.2% was applied to the cash flow projections based on management’s best estimate of the CGU’s weighted average cost of capital considering the risks facing the CGU. Annual growth rates of 5% for the first 5 years and 2% for the subsequent 5 years were used for Corbeil given the businesses’ historical growth experience and anticipated growth. The recoverable amount was determined to be greater than the carrying value including the goodwill allocated to the Corbeil CGU, therefore, no impairment was identified in Fiscal 2012 (2011: Nil).

•	Home Improvement Product Services
The recoverable amount of this CGU is determined based on its estimated fair value less costs to sell. The fair value was determined based on the present value of the estimated cash flow over a 10 year period. Cost to sell was estimated to be 2% of the fair value of the business. This reflects management’s best estimate of the potential costs associated with divesting of the business. A discount rate of 12% per annum was used, based on management’s best estimate of the CGU’s weighted average cost of capital considering the risks facing the CGU. The cash flow projection is based on management's best estimate given the new strategic relationship with SHS Services Management Inc. to commence in Fiscal 2013. For additional information, please see Note 34. The recoverable amount was determined to be greater than the carrying value including the goodwill allocated to the Home Improvement Product Services CGU, therefore, no impairment was identified in Fiscal 2012 (2011: $2.5 million).

10.2 Intangible assets
The following is a continuity of intangible assets:

(in CAD millions)	Application Software	Information System Software	Total
Cost or deemed cost
Balance at January 29, 2011	$20.0	$124.6	$144.6
Additions	6.8	1.5	8.3
Disposals	—	(0.1)	(0.1)
Balance at January 28, 2012	$26.8	$126.0	$152.8
Additions	8.1	5.8	13.9
Disposals	—	(0.4)	(0.4)
Balance at February 2, 2013	$34.9	$131.4	$166.3
Accumulated amortization
Balance at January 29, 2011	$10.2	$110.9	$121.1
Amortization expense [1]	3.7	4.4	8.1
Balance at January 28, 2012	$13.9	$115.3	$129.2
Amortization expense [1]	5.1	5.3	10.4
Disposals	—	(0.5)	(0.5)
Balance at February 2, 2013	$19.0	$120.1	$139.1
Total intangible assets
Net Balance at February 2, 2013	$15.9	$11.3	$27.2
Net Balance at January 28, 2012	$12.9	$10.7	$23.6

[1]
Amortization expense and impairment losses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) . No impairment losses were recognized on intangible assets for both Fiscal 2012 and Fiscal 2011.

11. Investment in joint ventures
The Company’s investment in joint ventures includes its share of income or losses from its joint venture interests in 11 shopping centres across Canada, most of which contain a Sears store. Joint venture investments range from 15% to 50% and are co-owned with Westcliff Group and Ivanhoe Cambridge Properties. The jointly controlled entities and Sears ownership interest in each as at February 2, 2013 are listed below:

Entity Name	Properties	Joint Venture Partner	Ownership Interest
Carrefour Richelieu Realties (St-Jérôme)	Carrefour Richelieu	Westcliff Group	50%
Carrefour Richelieu Realties (St-Jean)	Carrefour du Nord	Westcliff Group	50%
Carrefour Richelieu Realties (Carrefour Angrignon)	Carrefour Angrignon	Westcliff Group	50%
Carrefour Richelieu Realties (Place Angrignon)	Place Angrignon	Westcliff Group	50%
Carrefour Richelieu Realties (Pierre Caisse)	Place Pierre Caisse	Westcliff Group	50%
Carrefour Richelieu Realties (Drummondville)	Promenades de Drummondville	Westcliff Group	50%
Méga-Centre Drummondville	Mega Centre Drummondville	Westcliff Group	50%
Société de Gestion des Neiges Ville- Marie	Various land holdings in Quebec, Canada	Westcliff Group	50%
133562 Canada Inc.	Various land holdings in Quebec, Canada	Westcliff Group	50%
172098 Canada Inc.	Drummondville Stripmall	Westcliff Group	50%
Kildonan Place	Kildonan Place	Ivanhoe Cambridge	20%
Regionaux (Les Rivières Shopping Centre)	Les Rivieres Shopping Centre	Ivanhoe Cambridge	15%
Regionaux (Les Galeries de Hull)	Les Galeries de Hull	Ivanhoe Cambridge	15%
During the fourth quarter of 2012, the Company sold its interest in Medicine Hat Mall for net proceeds of $38.3 million, recognizing a pre-tax gain of $8.6 million on the sale. During the third quarter of 2011, the Company sold its share of assets in Chatham Centre for net proceeds of $1.6 million, recognizing a pre-tax gain of $0.1 million on the sale.

The following represents the Company’s share of investments in the assets and liabilities, revenues and expenses of the joint ventures:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Current assets	$3.0	$6.4
Non-current assets	287.9	333.5
Total assets	$290.9	$339.9
Current liabilities	$5.8	$7.9
Non-current liabilities	21.7	30.6
Total liabilities	$27.5	$38.5

Investment in joint ventures	$263.4	$301.4

(in CAD millions)	2012	2011
Revenues	$46.2	$48.0
Expenses
Administrative and other expenses	19.8	23.3
Impairment loss	2.2	—
Finance costs	1.5	2.0
Tax expense	—	0.1
Depreciation expense	13.2	14.3
Share of income from joint ventures	$9.5	$8.3
Impairment loss
The Company engaged independent qualified third-party appraisers to conduct appraisals of its land and building properties. The valuation methods used to determine fair value include the direct capitalization and discounted cash flow methods for buildings and the direct sales comparison for land.
During Fiscal 2012, the Company recognized an impairment loss of $2.2 million on the Promenades de Drummondville property (2011: Nil). The fair value of these assets were determined based on an independent, qualified third-party appraisal. The impairment loss of $2.2 million is included in “Share of income from joint ventures” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).

12. Other long-term assets
The components of other long-term assets were as follows:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Income taxes recoverable	$13.9	$30.3
Prepaid rent	9.4	11.0
Receivables	3.3	6.6
Investments	1.3	1.3
Unamortized debt transaction costs	6.2	—
Other long-term assets	$34.1	$49.2

13. Deferred revenue
The components of deferred revenue were as follows:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Arising from extended warranty service contracts (i)	$151.5	$144.6
Arising from unshipped sales (ii)	60.9	65.7
Arising from customer loyalty program (iii)	37.7	41.3
Arising from gift card issuances (iv)	25.5	29.1
Arising from vendor partnership agreements (v)	6.5	9.7
Other (vi)	6.1	6.8
Total deferred revenue	$288.2	$297.2

Current	$197.5	$208.0
Non-current	90.7	89.2
Total deferred revenue	$288.2	$297.2
The following explanations describe the Company’s deferred revenue:

(i)	Deferred revenue arising from the sale of extended warranty service contracts, which provide coverage for product repair services over the term of the contracts.

(ii)	Deferred revenue arising from the sale of merchandise which has not yet been delivered to or picked up by the customer. The revenue is recognized once the merchandise is delivered to the customer.

(iii)	Deferred revenue arising from the Company’s Sears Club loyalty program.

(iv)	Deferred revenue arising from the purchase of gift cards by customers that have not yet been redeemed for merchandise. At redemption of the gift card, the revenue is recognized.

(v)	Deferred revenue arising from multi-element partnership agreements with vendors. The revenue is recognized in accordance with the terms of the agreements.

(vi)
Other includes deferred revenue for goods that have not yet been fully delivered or services not yet rendered. The revenue is recognized when the goods have been delivered or by reference to the stage of completion of the service.

14. Financial instruments
In the ordinary course of business, the Company enters into financial agreements with banks and other financial institutions to reduce underlying risks associated with interest rates and foreign currency. The Company does not hold or issue derivative financial instruments for trading or speculative purposes.

Financial instrument risk management
The Company is exposed to credit, liquidity and market risk as a result of holding financial instruments. Market risk consists of foreign exchange and interest rate risk.
14.1 Credit risk
Credit risk refers to the possibility that the Company can suffer financial losses due to the failure of the Company’s counterparties to meet their payment obligations. Exposure to credit risk exists for derivative instruments, cash and cash equivalents, accounts receivable and other long-term assets.

Cash and cash equivalents, accounts receivable and investments included in other long-term assets of $314.5 million as at February 2, 2013 (January 28, 2012: $514.9 million) expose the Company to credit risk should the borrower default on maturity of the investment. The Company manages this exposure through policies that require borrowers to have a minimum credit rating of A, and limiting investments with individual borrowers at maximum levels based on credit rating.
The Company is exposed to minimal credit risk from customers as a result of ongoing credit evaluations and review of accounts receivable collectability. As at February 2, 2013, no customers represented greater than 10.0% of the Company’s accounts receivable (January 28, 2012 : one customer represented 26.5% of the Company's accounts receivable).
14.2 Liquidity risk
Liquidity risk is the risk that the Company may not have cash available to satisfy financial liabilities as they come due. The Company actively maintains access to adequate funding sources to ensure it has sufficient available funds to meet current and foreseeable financial requirements at a reasonable cost.
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities as at February 2, 2013:

(in CAD millions)	Carrying Amount	Contractual Cash Flow Maturities
		Total	Within 1 year	1 year to 3 years	3 years to 5 years	Beyond 5 years
Accounts payable and accrued liabilities	$482.0	$482.0	$482.0	$—	$—	$—
Long-term obligations including payments due within one year [1]	36.1	48.4	7.6	11.6	9.7	19.5
Operating lease obligations [2]	n/a	496.7	96.7	155.2	98.9	145.9
Minimum purchase commitments [2,4]	n/a	17.5	5.0	12.5	—	—
Royalties [2]	n/a	2.3	1.8	0.5	—	—
Retirement benefit plans obligations [2,3]	415.7	114.9	29.3	58.7	26.9	—
	$933.8	$1,161.8	$622.4	$238.5	$135.5	$165.4

1
Cash flow maturities related to long-term obligations, including payments due within one year, include annual interest on finance lease obligations at a weighted average rate of 7.6%. The Company had no borrowings on the Credit Facility at February 2, 2013.

2	Minimum purchase commitments, operating lease obligations, retirement benefit plans funding obligations and royalties are not reported in the Consolidated Statements of Financial Position.
3
Payments beyond 2013 are subject to a funding valuation to be completed as at December 31, 2013. Until then, the Company is obligated to fund in accordance with the most recent valuation completed as at December 31, 2010.

4	Certain vendors require minimum purchase commitment levels over the term of the contract.

Management believes that cash on hand, future cash flow generated from operations and availability of current and future funding will be adequate to support these financial liabilities.
Market risk
Market risk exists as a result of the potential for losses caused by changes in market factors such as foreign currency exchange rates, interest rates and commodity prices.
14.3 Foreign exchange risk
The Company enters into foreign exchange contracts to reduce the foreign exchange risk with respect to U.S. dollar denominated assets and liabilities and purchases of goods or services. As at February 2, 2013 and January 28, 2012, there were no contracts outstanding and therefore no derivative financial assets nor derivative financial liabilities were recognized in the Consolidated Statements of Financial Position.
During Fiscal 2012, the Company recorded a loss of $0.6 million (2011: gain of $0.9 million), relating to the translation or settlement of U.S. dollar denominated monetary items consisting of cash and cash equivalents, accounts receivable and accounts payable.
The period end exchange rate was 1.0027 U.S. dollar to Canadian dollar. A 10% appreciation or depreciation of the U.S. and or the Canadian dollar exchange rate was determined to have an after-tax impact on net earnings (loss) of $4.3 million for U.S. dollar denominated balances included in cash and cash equivalents, accounts receivable and accounts payable.

14.4 Interest rate risk
From time to time, the Company enters into interest rate swap contracts with approved financial institutions to manage exposure to interest rate risks. As at February 2, 2013, the Company had no interest rate swap contracts in place (January 28, 2012: nil).
Interest rate risk reflects the sensitivity of the Company’s financial condition to movements in interest rates. Financial assets and liabilities which do not bear interest or bear interest at fixed rates are classified as non-interest rate sensitive.
Cash and cash equivalents and borrowings under the secured revolving credit facility are subject to interest rate risk. The total subject to interest rate risk as at February 2, 2013 was a net asset of $238.3 million (January 28, 2012: net asset of $297.7 million). An increase or decrease in interest rates of 0.25% would cause an immaterial after-tax impact on net (loss) earnings.
14.5 Classification and fair value of financial instruments
The estimated fair values of financial instruments presented are based on relevant market prices and information available at those dates. The following table summarizes the classification and fair value of certain financial instruments as at the specified dates. The Company determines the classification of a financial instrument when it is initially recorded, based on the underlying purpose of the instrument. As a significant number of the Company’s assets and liabilities, including inventories and capital assets, do not meet the definition of financial instruments, values in the tables below do not reflect the fair value of the Company as a whole.
The fair value of financial instruments are classified and measured according to the following three levels, based on the fair value hierarchy.

•	Level 1: Quoted prices in active markets for identical assets or liabilities

•	Level 2: Inputs other than quoted prices in active markets that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices)

•	Level 3: Inputs for the asset or liability that are not based on observable market data

(in CAD millions)
Classification	Balance Sheet Category	Fair Value Hierarchy[1]	As at February 2, 2013	As at January 28, 2012
Available for sale
Cash equivalents	Cash and cash equivalents[1]	Level 1	159.9	199.9
Cash equivalents	Cash and cash equivalents[1]	Level 2	20.5	20.3
Fair value through profit or loss
Long-term investments	Other long-term assets	Level 3	1.3	1.3

[1]	Interest income related to cash and cash equivalents is disclosed in Note 5.

All other assets that are financial instruments not listed in the chart above have been classified as “Loans and receivables”. All other financial instrument liabilities have been classified as “Other liabilities” and are measured at amortized cost in the Consolidated Statements of Financial Position. The carrying value of these financial instruments approximate fair value given that they are short-term in nature.

15. Accounts payable and accrued liabilities
The components of “Accounts payable and accrued liabilities” as included in the Consolidated Statements of Financial Position were as follows:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Total accounts payable	$305.7	$401.9

Payroll and employee benefits	29.1	28.7
Merchandise accruals	71.0	45.3
Short-term leasehold inducements	9.8	8.4
Advertising accruals	12.4	12.7
Other accrued liabilities	54.0	79.8
Total accrued liabilities	$176.3	$174.9

Total accounts payable and accrued liabilities	$482.0	$576.8

16. Provisions
The following is a continuity which shows the change in provisions during Fiscal 2012 and Fiscal 2011:

(in CAD millions)	As at January 28, 2012	Additional Provisions	Release of Provisions	Reversed Provisions	As at February 2, 2013
Insurance (i)	$19.4	$0.2	$(1.3)	$—	$18.3
Returns and allowances (ii)	12.2	9.8	(9.0)	—	13.0
Warranties (iii)	11.0	0.3	(0.2)	(0.1)	11.0
Sales tax (iv)	1.6	2.5	(0.3)	(1.4)	2.4
Severance (v)	13.5	19.3	(16.0)	(2.1)	14.7
Environmental (vi)	4.6	2.9	(1.3)	(1.4)	4.8
Other provisions (vii)	3.0	1.1	(1.2)	(0.4)	2.5
Total provisions	$65.3	$36.1	$(29.3)	$(5.4)	$66.7

Current	$64.8	$36.1	$(29.2)	$(5.4)	$66.3
Non-current (iii)	0.5	—	(0.1)	—	0.4
Total provisions	$65.3	$36.1	$(29.3)	$(5.4)	$66.7

(in CAD millions)	As at January 29, 2011	Additional Provisions	Release of Provisions	Reversed Provisions	As at January 28, 2012
Insurance (i)	$23.8	$1.4	$(5.8)	$—	$19.4
Returns and allowances (ii)	14.3	12.2	(14.3)	—	12.2
Warranties (iii)	13.1	—	(2.1)	—	11.0
Sales tax (iv)	5.4	—	(3.8)	—	1.6
Severance (v)	2.7	12.9	(2.1)	—	13.5
Environmental (vi)	5.0	2.9	(2.0)	(1.3)	4.6
Other provisions (vii)	1.6	2.7	(1.3)	—	3.0
Total provisions	$65.9	$32.1	$(31.4)	$(1.3)	$65.3

Current	$65.3	$32.1	$(31.3)	$(1.3)	$64.8
Non-current (iii)	0.6	—	(0.1)	—	0.5
Total provisions	$65.9	$32.1	$(31.4)	$(1.3)	$65.3

The following explanations describe the Company’s provisions:

(i)
The provision for insurance, or general liability claims, represents the Company’s best estimate of the future outflow of economic resources due to automobile, product and other general liability claims. Insurance claims relating to this provision are expected to be paid over the next several years; however, as the Company has no unconditional right to defer the settlement past at least 12 months, this provision is considered to be current. In estimating the obligation associated with incurred losses, the Company utilizes actuarial methodologies validated by an independent third party.

These actuarial methodologies utilize historical data to project future incurred losses. Loss estimates are adjusted based on reported claims and actual settlements.

(ii)
The provision for returns and allowances represents the Company’s best estimate of the future outflow of economic resources due to merchandise returns and allowances. Returns and allowances relating to this provision are expected to be realized over the next 12 months. Uncertainty exists relating to the amount and timing of returns and allowances, therefore, historical data has been used to arrive at this estimate.

(iii)
The provision for warranty claims represents the Company’s best estimate of the future outflow of economic resources that will be required due to the Company’s warranty obligations. Costs incurred to service warranty claims relating to this provision are expected to be paid out over the next 2 years. Uncertainty exists relating to the number of incidents requiring merchandise repair and the related costs. This provision is estimated based on historical warranty trends and costs. The amount of expected reimbursements recorded as at February 2, 2013 was $2.6 million (January 28, 2012: $2.3 million) and is reflected in “Accounts receivable, net” and “Other long-term assets” in the Consolidated Statements of Financial Position. The provision for warranty claims is comprised of both a current (claims realized within 12 months) and non-current component (claims realized between 13 and 24 months), with the balances respectively reflected in “Provisions” and “Other long-term liabilities” (see Note 18) in the Consolidated Statements of Financial Position.

(iv)
The Company maintains provisions for sales tax assessments under active discussion, audit, dispute or appeal with tax authorities. These provisions represent the Company’s best estimate of the amount expected to be paid based on qualitative and quantitative assessments. Though uncertainty exists around the timing of settlement of the disputes or appeals with tax authorities, the Company expects that sales tax provisions will be settled within 4 years. However, as the Company has no unconditional right to defer the settlement of these provisions past at least 12 months, these provisions are classified as current.

(v)
The provision for severance represents the Company’s best estimate of the future outflow of payments to terminated employees who have made claims. Uncertainty exists relating to the amount of severance that will be awarded in court proceedings. As the Company has no unconditional right to defer these payments past 12 months, this provision is classified as current.

(vi)
The environmental provision represents the costs to remediate environmental contamination associated with decommissioning auto centres as well as the cost to remove asbestos to meet regulatory requirements. The provision is based on assessments conducted by third parties as well as historical data. Given the timing of payments to remediate is uncertain and that the Company has no unconditional right to defer these payments past at least 12 months, this provision is classified as current.

(vii)
The provisions for other represent the Company’s best estimate of various reserves relating to the future outflow of economic resources due to obligations for miscellaneous claims. The estimates for these provisions have been made on the basis of information currently available to determine the obligations. These provisions are classified as current.

17. Long-term obligations and finance costs
Long-term obligations
Total outstanding long-term obligations were as follows:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Finance lease obligations - Current	5.2	5.1
Total principal payments on long-term obligations due within one year	$5.2	$5.1
Secured revolving credit facility, net	$—	$93.1
Finance lease obligations - Non-current	30.9	24.5
Total long-term obligations	$30.9	$117.6

The Company’s debt consists of a secured credit facility and finance lease obligations. In September 2010, the Company entered into an $800.0 million senior secured revolving credit facility (the "Credit Facility") with a syndicate of lenders with a maturity date of September 10, 2015. The Credit Facility is secured with a first lien on inventory and credit card receivables. Availability under the Credit Facility is determined pursuant to a borrowing base formula. Availability under the Credit Facility was $501.5 million as at February 2, 2013 (January 28, 2012: $415.1 million). The current availability may be reduced by reserves currently estimated by the Company to be approximately $300.0 million, which may be applied by the lenders at their discretion pursuant to the Credit Facility agreement. As a result of judicial developments relating to the priorities of pension liability relative to certain secured obligations, the Company has executed an amendment to its Credit Facility agreement which would provide additional security to the lenders, with respect to the Company's unfunded pension liability by pledging certain real estate assets as collateral, thereby partially reducing the potential reserve amount the lenders could apply by up to $150.0 million. The potential additional reserve amount may increase or decrease in the future based on estimated net pension liabilities.
The Credit Facility contains covenants which are customary for facilities of this nature and the Company was in compliance with all covenants as at February 2, 2013.
As at February 2, 2013, the Company had no borrowings on the Credit Facility and had unamortized transaction costs incurred to establish the Credit Facility of $6.2 million included in "Other long-term assets" in the Consolidated Statements of Financial Position (January 28, 2012: borrowings of $93.1 million, net of unamortized transaction costs of $8.0 million, included in "Long-term obligations"). In addition, the Company had $19.7 million (January 28, 2012: $6.3 million) of standby letters of credit outstanding against the Credit Facility. These letters of credit cover various payments including third party payments, utility commitments and defined benefit plan deficit funding (See Note 20 for additional information on Retirement benefits plans). Interest on drawings under the Credit Facility is determined based on bankers’ acceptance rates for one to three month terms or the prime rate plus a spread. Interest amounts on the Credit Facility are due monthly and are added to principal amounts outstanding.
As at February 2, 2013, the Company had outstanding merchandise letters of credit of U.S. $7.9 million (January 28, 2012: U.S. $5.5 million) used to support the Company’s offshore merchandise purchasing program with restricted cash and cash equivalents pledged as collateral.
Finance costs
Interest expense on long-term obligations, including finance lease obligations, the current portion of long-term obligations, amortization of transaction costs and commitment fees on the unused portion of the Credit Facility for Fiscal 2012 totaled $9.4 million (2011: $9.3 million). Interest expense is included in “Finance costs” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss). Also included in "Finance costs" for Fiscal 2012, were $3.9 million (2011: $5.2 million) of interest on accruals for uncertain tax positions and nil (2011: $1.5 million) related to interest on a sales tax assessment.
The Company’s cash payments for interest on long-term obligations, including finance lease obligations, the current portion of long-term obligations and commitment fees on the unused portion of the Credit Facility for Fiscal 2012 totaled $7.7 million (2011: $6.8 million).

18. Other long-term liabilities
The components of other long-term liabilities were as follows:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Leasehold inducements	$67.1	$66.8
Straight-line rent liability	5.0	6.4
Miscellaneous	2.6	2.6
Total other long-term liabilities	$74.7	$75.8
The non-current portion of the warranties provision (see Note 16) is reflected in the miscellaneous component of “Other long-term liabilities” in the Consolidated Statements of Financial Position.

19. Leasing arrangements
19.1 Finance lease arrangements – Company as lessee
As at February 2, 2013, the Company had finance lease arrangements related to the building and equipment components of certain leased properties, which include retail, office and warehouse locations. The related land components of these properties have been separately classified as operating leases. The buildings and equipment held under finance leases are used in the normal course of operations and do not contain significant unusual or contingent lease terms or restrictions. Building leases typically run for a period of 1 to 10 years, with some leases providing an option to renew after that date. Equipment leases typically run for a period of 1 to 5 years, with some leases providing an option to renew after that date.
Finance lease buildings and equipment are included in the Consolidated Statements of Financial Position under “Property, plant and equipment.” Note 9 provides further details on the net carrying value of these assets, which as at February 2, 2013 was $33.4 million (January 28, 2012: $28.0 million).
As at February 2, 2013, the corresponding finance lease obligations, current and non-current, were $5.2 million (January 28, 2012: $5.1 million) and $30.9 million (January 28, 2012: $24.5 million), included in the Consolidated Statements of Financial Position under “Principal payments on long-term obligations due within one year” and “Long-term obligations,” respectively (see Note 17).
The table below presents the future minimum lease payments of the Company’s finance lease obligations:

	As at February 2, 2013			As at January 28, 2012
(in CAD millions)	Finance lease payments	Future finance costs	Present value of minimum lease payments	Finance lease payments	Future finance costs	Present value of minimum lease payments
Within 1 year	$7.6	$2.4	$5.2	$7.0	$1.9	$5.1
2 years	6.5	2.1	4.4	6.0	1.5	4.5
3 years	5.1	1.9	3.2	4.8	1.2	3.6
4 years	4.8	1.6	3.2	3.3	1.1	2.2
5 years	4.9	1.4	3.5	3.1	0.9	2.2
Thereafter	19.5	2.9	16.6	14.2	2.2	12.0
Total minimum payments	$48.4	$12.3	$36.1	$38.4	$8.8	$29.6
Interest on finance lease obligations is recognized immediately in “Finance costs” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) (see Note 17). Included in total “Finance costs” in Fiscal 2012, was $2.4 million (2011: $2.2 million) of interest related to finance lease obligations.

19.2 Operating lease arrangements – Company as lessor
The Company has a number of agreements to sub-lease premises to third parties, which are all classified as operating leases. During Fiscal 2012, total sub-lease income from leased premises was $3.0 million (2011: $2.8 million).
As at February 2, 2013, total future minimum lease payments receivable from third party tenants were $10.3 million (2011: $9.7 million).
19.3 Operating lease arrangements – Company as lessee
As at February 2, 2013, the Company had operating lease arrangements related to leased retail and office properties as well as equipment assets. The leases typically run for a period of 1 to 10 years, with some leases providing an option to renew after that date. Some leases include additional or contingent rent payments that are based on sales and step rent payments which are recognized on a straight-line basis over the term of the lease. During Fiscal 2012, contingent rent recognized as an expense in respect of operating leases totaled $0.9 million (2011: $0.9 million). Rental expense for all operating leases totaled $105.6 million in Fiscal 2012 (2011: $103.4 million). These expenses are included in “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).

The table below presents the contractual maturities of future minimum lease payments for the Company’s operating leases:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Within 1 year	$96.7	$102.7
2 years	85.1	86.2
3 years	70.1	66.8
4 years	52.9	55.9
5 years	46.0	42.1
Thereafter	145.9	156.4
Total operating lease obligations [1]	$496.7	$510.1

[1]	Operating lease obligations are not reported in the Consolidated Statements of Financial Position

20. Retirement benefit plans
The Company currently maintains a defined benefit registered pension plan and a defined contribution registered pension plan which covers eligible, regular full-time associates as well as some of its part-time associates. The defined benefit plan provides pensions based on length of service and final average earnings. In addition to a registered retirement savings plan, the pension plan includes a non-registered supplemental savings arrangement in respect to the defined benefit plan. The non-registered portion of the plan is maintained to enable certain associates to continue saving for retirement in addition to the registered limit as prescribed by the Canada Revenue Agency. The Company also maintains a defined benefit non-pension post retirement plan which provides life insurance, medical and dental benefits to eligible retired associates through a health and welfare trust (“Other Benefits Plan”). Also provided for under the health and welfare trust are short-term disability payments for active associates. The Company’s accounting policies related to retirement benefit plans are described in Note 2.15.
In July 2008, the Company amended its pension plan and introduced a defined contribution component. The defined benefit component continues to accrue benefits related to future compensation increases although no further service credit is earned. In addition, the Company no longer provides medical, dental and life insurance benefits at retirement for associates who had not achieved the eligibility criteria for these non-pension post retirement benefits as at December 31, 2008. Effective December 2009, the Company made the decision to change funding for non pension post retirement benefits from an actuarial basis to a pay-as-you-go basis to allow the surplus in the health and welfare trust to be utilized to make benefit payments. In addition, to further utilize the surplus, short-term disability payments of eligible associates are paid on a pay-as-you-go basis from the health and welfare trust and are no longer funded by the Company.
In the fourth quarter of 2012, the Company made a voluntary offer to settle health and dental benefits of eligible members covered under the non-pension post retirement plan. Based on the accepted offers, the Company paid $18.1 million and recorded a pre-tax settlement gain of $21.1 million ($21.9 million net of $0.8 million of expenses), as shown on the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
The Company early adopted the amendments to IAS 19 beginning January 29, 2012, with retrospective application to prior reporting periods. A description of the nature of the change in accounting policy and a summary of its impact to the Company’s consolidated financial statements are included in Note 2.
Risks associated with retirement benefit plans
There is no assurance that the Company’s retirement benefit plans will be able to earn the assumed rate of return. New regulations and market driven changes may result in changes in the discount rates and other variables which would result in the Company being required to make contributions in the future that differ significantly from the estimates. Management is required to use assumptions to account for the plans in conformity with IFRS. However, actual future experience will differ from these assumptions giving rise to actuarial gains or losses. In any year, actual experience differing from the assumptions may be material.
Plan assets consist primarily of cash, alternative investments and marketable equity and fixed income securities. The value of the marketable equity and fixed income investments will fluctuate due to changes in market prices. Plan obligations and annual pension expense are determined by independent actuaries and through the use of a number of assumptions. Although the Company believes that the assumptions used in the actuarial valuation process are reasonable, there remains a degree of risk and uncertainty which may cause results to differ from expectations. Significant assumptions in measuring the benefit obligations and pension plan costs include the discount rate and the rate of compensation increase.

Asset-liability matching strategies
Beginning in Fiscal 2011, the Company adopted an asset-liability matching strategy in the Other Benefits Plan wherein assets are invested in accordance with a short-term fixed income mandate. The current portfolio is primarily bonds with maturities not exceeding two years. This investment strategy is aligned with the expected use of the assets, which is to fund the Company’s retiree health benefits and short-term disability payments within the next two years.
Plan amendments, curtailments and settlements
In Fiscal 2012, the Company amended the non-registered supplemental savings arrangement in respect to the defined benefit plan to allow the use of letters of credit to satisfy the funding requirement of its deficit. At February 2, 2013 a letter of credit with a notional value of $4.6 million was on deposit with the Trustee for the non-registered portion of the defined benefit plan.
In January 2013, the Company announced the termination of 700 associates. This event did not require the recording of a curtailment as its impact on the pension plan was not significant.
Maturity profile of retirement benefit plan obligations
The weighted average durations of the Registered Retirement Plans, Non-registered Pension Plan and Other Benefit Plan are all approximately 11 years.
The Company’s contractual cash flow maturity relating to retirement benefit plan obligation payments is included under “Liquidity Risk” in Note 14.

20.1 Retirement benefit asset and liability
The Company measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at January 31. The most recent actuarial valuation of the pension plan for funding purposes is dated December 31, 2010. The next actuarial valuation assessment is required as of December 31, 2013. An actuarial valuation of the health and welfare trust is performed at least every 3 years, with the last valuation completed as of September 1, 2011.

	2012				2011
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Defined benefit plan assets
Fair value, beginning balance	$1,178.9	$49.3	$68.7	$1,296.9	$1,241.7	$47.4	$89.9	$1,379.0
Interest income	54.0	2.3	2.6	58.9	64.8	2.6	4.1	71.5
Remeasurement gain (loss) on return on plan assets	73.7	0.1	(1.9)	71.9	(14.8)	(1.6)	(1.0)	(17.4)
Employer contributions	32.7	1.5	18.8	53.0	0.9	6.4	0.7	8.0
Administrative expenses	(0.4)	—	—	(0.4)	(0.5)	—	(0.1)	(0.6)
Benefits paid[1]	(119.8)	(3.7)	(43.7)	(167.2)	(113.2)	(5.5)	(24.9)	(143.6)
Fair value of plan assets, ending balance	$1,219.1	$49.5	$44.5	$1,313.1	$1,178.9	$49.3	$68.7	$1,296.9
Defined benefit plan obligations
Accrued obligations, beginning balance	$1,377.7	$50.1	$321.4	$1,749.2	$1,354.7	$47.8	$302.7	$1,705.2
Total current service cost	0.9	—	—	0.9	0.9	—	—	0.9
Interest cost	62.6	2.3	14.4	79.3	70.9	2.5	15.8	89.2
Benefits paid	(119.8)	(3.7)	(35.6)	(159.1)	(113.2)	(5.5)	(16.4)	(135.1)
Settlement gain	—	—	(21.9)	(21.9)	—	—	—	—
Actuarial losses	62.7	1.7	16.0	80.4	64.4	5.3	19.3	89.0
Accrued plan obligations, ending balance	$1,384.1	$50.4	$294.3	$1,728.8	$1,377.7	$50.1	$321.4	$1,749.2
Funded status of plan – (deficit)	(165.0)	(0.9)	(249.8)	(415.7)	(198.8)	(0.8)	(252.7)	(452.3)
Retirement benefit liability at end of fiscal year, net	$(165.0)	$(0.9)	$(249.8)	$(415.7)	$(198.8)	$(0.8)	$(252.7)	$(452.3)
The retirement benefit liability is included in the Company’s Consolidated Statements of Financial Position as follows:
Retirement benefit liability	$(165.0)	$(0.9)	$(249.8)	$(415.7)	$(198.8)	$(0.8)	$(252.7)	$(452.3)
Retirement benefit liability at end of fiscal year, net	$(165.0)	$(0.9)	$(249.8)	$(415.7)	$(198.8)	$(0.8)	$(252.7)	$(452.3)

1	Benefits paid from the funded assets include retiree benefits and short-term disability of active employees. Other benefits consist of retiree health and dental claims.

20.2 Fair value of plan assets
The fair value of plan assets disaggregated by asset class and fair value hierarchy level as at February 2, 2013 and January 28, 2012 was as follows:

	As at February 2, 2013				As at January 28, 2012
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Cash and cash equivalents
Level 1	$41.2	$25.2	$0.1	$66.5	$25.5	$26.3	$—	$51.8
Subtotal	41.2	25.2	0.1	66.5	25.5	26.3	—	51.8
Corporate bonds and notes
Level 1	—	—	—	—		—	—	—
Level 2	604.7	—	12.3	617.0	550.8	—	18.6	569.4
Level 3	59.7	—	0.9	60.6	63.1	—	0.9	64.0
Subtotal	664.4	—	13.2	677.6	613.9	—	19.5	633.4
U.S. Government bonds and securities
Level 1	—	—	—	—	0.1	—	—	0.1
Level 2	0.9	—	—	0.9	1.8	—	—	1.8
Subtotal	0.9	—	—	0.9	1.9	—	—	1.9
Common stock, preferred stock and REITS
Level 1	181.7	—	—	181.7	219.6	—	—	219.6
Level 2	—	—	—	—	0.9	—	—	0.9
Subtotal	181.7	—	—	181.7	220.5	—	—	220.5
Common or collective trusts
Level 1	—	—	—	—	—	—	—	—
Level 2	251.8	24.3	—	276.1	282.9	23.0	—	305.9
Level 3	—	—	—	—	—			—
Subtotal	251.8	24.3	—	276.1	282.9	23.0	—	305.9
Short-term collective investment funds
Level 1	—	—	—	—	—	—	—	—
Level 2	66.0	—	0.8	66.8	6.4	—	0.9	7.3
Subtotal	66.0	—	0.8	66.8	6.4	—	0.9	7.3
Hedge funds, options and futures
Level 2	—	—	—	—	—	—	—	—
Level 3	3.0	—	—	3.0	15.4	—	0.2	15.6
Subtotal	3.0	—	—	3.0	15.4	—	0.2	15.6
Receivables
Level 1	6.8	—	0.5	7.3	9.7	—	0.7	10.4
Level 2	(0.8)	—	—	(0.8)	(7.1)	—	—	(7.1)
Subtotal	6.0	—	0.5	6.5	2.6	—	0.7	3.3
Miscellaneous other assets
Level 1	—	—	—	—	—	—	—	—
Level 2	4.1	—	29.9	34.0	9.8	—	47.4	57.2
Level 3	—	—	—	—	—	—	—	—
Subtotal	4.1	—	29.9	34.0	9.8	—	47.4	57.2
Total fair value of plan assets	$1,219.1	$49.5	$44.5	$1,313.1	$1,178.9	$49.3	$68.7	$1,296.9

The three levels of the fair value hierarchy referenced above are discussed in Note 14.5.

20.3 Plan assets investment allocation
During Fiscal 2011, the Company changed the target asset allocation to 55-75% fixed income and 25-45% equity for the registered and non-registered pension plans. For the assets in the health and welfare trust, included in Other Benefit Plans, the Company changed the asset allocation to 100% fixed income. As at the end of Fiscal 2012 and 2011, the assets were in line with the target allocation range, with the transitioning of assets from alternative investments near completion. The asset allocation may be changed from time to time in terms of weighting between fixed income, equity and other asset classes as well as within the asset classes themselves.
The plan’s target allocation is determined taking into consideration the amounts and timing of projected liabilities, the Company’s funding policies and expected returns on various asset classes. To develop the expected long-term rate of return on assets assumption, the Company considered the historical returns and the future expectations for returns for each asset class, as well as the target asset allocation of the pension portfolio.
At as the end of the current and prior fiscal years, plan assets were invested in the following classes of securities:

	As at February 2, 2013			As at January 28, 2012
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Fixed income securities	72.3%	66.5%	100.0%	69.8%	69.5%	99.7%
Alternative investments	0.2%	—%	—%	1.3%	0.4%	0.3%
Equity securities	27.5%	33.5%	—%	28.9%	30.1%	—%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

20.4 Pension assumptions
The significant actuarial assumptions were as follows (weighted average assumptions) as at February 2, 2013 and January 28, 2012 :

	As at February 2, 2013			As at January 28, 2012
	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Discount rate used in calculation of Accrued benefit plan obligations	4.20%	4.20%	4.20%	4.70%	4.70%	4.60%
Benefit plans expense	4.20%	4.20%	4.20%	4.70%	4.70%	4.60%
Rate of compensation increase used in calculation of Accrued benefit plan obligations	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Benefit plans expense	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
Expected long-term rate of return on plan assets used in calculation of benefit plans expense	4.20%	4.20%	4.20%	4.70%	4.70%	4.60%
Health care cost trend rates
Used in calculation of accrued benefit plan obligations			6.14%			6.23%
Used in calculation of benefit plans expense			6.23%			6.78%
Cost trend rate declines to			3.82%			3.82%
Year that the rate reaches assumed constant			2030			2030

20.5 Sensitivity of significant actuarial assumptions
The following table summarizes the sensitivity of significant actuarial assumptions on the Company’s defined benefit obligation:

	2012			2011
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan
Discount rate sensitivity
Accrued benefit plan obligations
1% increase in discount rate	$(153.4)	$(4.8)	$(29.6)	$(150.2)	$(5.0)	(31.0)
1% decrease in discount rate	190.5	5.7	35.5	187.7	6.0	37.0
Benefit plans expense
1% increase in discount rate	(6.7)	(0.3)	0.8	(8.1)	(0.1)	0.2
1% decrease in discount rate	5.1	0.2	(1.2)	6.1	—	(0.5)
Rate of compensation increase sensitivity
Accrued benefit plan obligations
0.5% increase in rate of compensation increase	18.5	0.5	n/a	21.9	1.0	n/a
0.5% decrease in rate of compensation increase	(16.4)	(0.3)	n/a	(19.4)	(0.6)	n/a
Benefit plans expense
0.5% increase in rate of compensation increase	1.0	—	n/a	1.1	—	n/a
0.5% decrease in rate of compensation increase	(0.9)	—	n/a	(1.0)	—	n/a
Health care cost trend rate sensitivity
Accrued benefit plan obligations
1% increase in health care trend rate	n/a	n/a	30.7	n/a	n/a	29.2
1% decrease in health care trend rate	n/a	n/a	(26.1)	n/a	n/a	(25.0)
Benefit plans expense
1% increase in health care trend rate	n/a	n/a	1.3	n/a	n/a	1.8
1% decrease in health care trend rate	n/a	n/a	(1.2)	n/a	n/a	(1.8)
The methods and assumptions used in determining the above sensitivity are consistent with the methods and assumptions used to determine the pension plan obligations and with the methods and assumptions used in Fiscal 2011.

20.6 Retirement benefit plans expense and contributions
The expense for the defined benefit, defined contribution and other benefit plans for Fiscal 2012 and Fiscal 2011, was as follows:

	2012				2011
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Current service cost, net of employee contributions	$0.9	$—	$—	$0.9	$0.9	$—	$—	$0.9
Net interest	8.7	(0.1)	11.8	20.4	6.1	(0.1)	11.7	17.7
Settlement gain	—	—	(21.9)	(21.9)	—	—	—	—
Administrative expenses	0.4	—	—	0.4	0.5	—	0.1	0.6
Net defined benefit plans expense (income)	$10.0	$(0.1)	$(10.1)	$(0.2)	$7.5	$(0.1)	$11.8	$19.2
Net defined contribution plan expense	9.7	—	0.2	9.9	10.7	—	0.3	11.0
Total retirement benefit plans expense (income) [1]	$19.7	$(0.1)	$(9.9)	$9.7	$18.2	$(0.1)	$12.1	$30.2

[1]
Not included in total expense recognized are short-term disability payments of $8.1 million (2011: $8.4 million) that were paid from the health and welfare trust. Both short-term disability and the retirement benefit plans expense are included in “Selling, administrative and other expenses”, unless disclosed elsewhere, in the Company’s Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).

Total cash contributions made by the Company to its defined benefit, defined contribution and other benefit plans, including payments to settle health and dental benefits of eligible members covered under the non-pension post retirement plan, for the fiscal year ended February 2, 2013 were $63.0 million (2011: $17.9 million). For Fiscal 2013, it is estimated that the Company will make contributions of approximately $44.5 million to its defined benefit, defined contribution and other benefit plans, which include funding obligations as described in Note 14.2.
20.7 Remeasurements of the net defined retirement benefit liability

	2012				2011
(in CAD millions)	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total	Registered Retirement Plans	Non- Registered Pension Plan	Other Benefits Plan	Total
Actuarial gain (loss) on difference between expected interest income and actual return on plan assets	$73.7	$0.1	$(1.9)	$71.9	$(14.8)	$(1.6)	$(1.0)	$(17.4)
Actuarial gain (loss) due to change in demographic	—	—	—	—	19.0	0.3	(0.6)	18.7
Actuarial loss due to change in financial assumptions	(80.9)	(2.5)	(16.0)	(99.4)	(108.6)	(3.6)	(27.0)	(139.2)
Actuarial gain (loss) due to all other experiences	18.2	0.8	—	19.0	25.2	(2.0)	8.2	31.4
Total pre-tax remeasurement losses	$11.0	$(1.6)	$(17.9)	$(8.5)	$(79.2)	$(6.9)	$(20.4)	$(106.5)
Income tax recovery on remeasurement losses				3.5				27.4
Total remeasurement losses, net of income taxes [1]				$(5.0)				$(79.1)

[1]	Total remeasurement losses, net of income taxes, are included in “Other comprehensive loss” in the Company’s Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
The actuarial losses associated with changes in financial assumptions are due to changes in the discount rate. The discount rate as at February 2, 2013 decreased 0.5% for the Registered Retirement Plans and the Non-registered Pension Plan (2011: a decrease of 0.7%), and 0.4% for the Other Benefits Plan (2011: a decrease of 0.8%).

21. Contingent liabilities
21.1 Legal Proceedings
The Company is involved in various legal proceedings incidental to the normal course of business. The Company takes into account all available information, including guidance from experts (such as internal and external legal counsel) at the time of reporting to determine if it is probable that a present obligation (legal or constructive) exists, if it is probable that an outflow of resources embodying economic benefit will be required to settle such obligation and whether the Company can reliably measure such obligation at the end of the reporting period. The Company is of the view that, although the outcome of such legal proceedings cannot be predicted with certainty, the final disposition is not expected to have a material adverse effect on the Company’s Consolidated Financial Statements, including its Consolidated Statements of Financial Position, Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss), and Consolidated Statements of Cash Flows.
21.2 Commitments and guarantees
Commitments
As at February 2, 2013, cash and cash equivalents that are restricted represent cash and investments pledged as collateral for letter of credit obligations issued under the Company’s offshore merchandise purchasing program of $9.0 million (January 28, 2012: $7.2 million), which is the Canadian equivalent of U.S. $9.0 million (January 28, 2012: U.S. $7.2 million).

The Company has certain vendors which require minimum purchase commitment levels over the term of the contract. Refer to Note 14.2 "Liquidity Risk".
Guarantees
The Company has provided the following significant guarantees to third parties:
Royalty License Agreements
The Company pays royalties under various merchandise license agreements, which are generally based on the sale of products. Certain license agreements require a minimum guaranteed payment of royalties over the term of the contract, regardless of sales. Total future minimum royalty payments under such agreements were $2.3 million as at February 2, 2013 (January 28, 2012: $3.1 million).

Other Indemnification Agreements
In the ordinary course of business, the Company has provided indemnification commitments to counterparties in transactions such as leasing transactions, royalty agreements, service arrangements, investment banking agreements and director and officer indemnification agreements. The Company has also provided certain indemnification agreements in connection with the sale of the credit and financial services operations in November 2005. The foregoing indemnification agreements require the Company to compensate the counterparties for costs incurred as a result of changes in laws and regulations, or as a result of litigation or statutory claims, or statutory sanctions that may be suffered by a counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract and typically do not provide for any limit on the maximum potential liability. Historically, the Company has not made any significant payments under such indemnifications and no amounts have been accrued in the consolidated financial statements with respect to these indemnification commitments.

22. Income taxes
The average combined federal and provincial statutory income tax rate applied to the Company was 25.5% for Fiscal 2012 (2011: 28.5%) due to lower legislated statutory tax rates in the current year. A reconciliation of income taxes at the average statutory tax to actual income tax expense for Fiscal 2012 and Fiscal 2011 is as follows:

(in CAD millions)	2012	2011
Earnings (loss) before income taxes	$114.2	$(56.9)
Income taxes at the average statutory tax rate	$29.1	$(16.2)

Increase (decrease) in income taxes resulting from
Non-taxable portion of capital gain	(19.7)	—
Non-deductible items	1.7	2.1
Prior year assessments	2.7	5.1
Prior year true-up	—	(0.1)
	13.8	(9.1)

Effective tax rate before the following adjustments	12.1%	16.0%
Changes in tax rates or imposition of new taxes	(0.8)	2.5
Total income tax expense (recovery)	$13.0	$(6.6)
Effective tax rate	11.4%	11.6%
The Company’s total net cash refunds or payments of income taxes for the current year was a net refund of $4.9 million (2011: net payment of $21.6 million).
In the ordinary course of business, the Company is subject to ongoing audits by tax authorities. While the Company believes that its tax filing positions are appropriate and supportable, periodically, certain matters are challenged by tax authorities. During Fiscal 2012, the Company recorded charges for interest on prior period tax re-assessments and accruals for uncertain tax positions as described in the table below, all included in the Consolidated Statement of Net Earnings (Loss) and Comprehensive Income (Loss) as follows:

(in CAD millions)	2012	2011
Finance costs	$(3.9)	$(5.2)
Income tax recovery (expense):
Current	$(5.4)	$(17.9)
Deferred	$2.2	$12.8
Total charges on uncertain tax positions	$(7.1)	$(10.3)
As the Company routinely evaluates and provides for potentially unfavourable outcomes, with respect to any tax audits, the Company believes that, other than as noted above, the final disposition of tax audits will not have a material adverse effect on liquidity.
During Fiscal 2012, the tax authorities settled a disputed tax assessment with the Company and refunded the associated deposit. As a result, the Company reclassified $28.2 million from “Other long-term assets” to "Income taxes recoverable" in the Consolidated Statement of Financial Position. The Company received $29.4 million in net refunds of tax and interest in respect of this issue and recognized $1.9 million net interest income relating to this settlement in “Interest income” in the Consolidated Statement of Net Earnings (Loss) and Comprehensive Income (Loss).

In Fiscal 2012, the Company received re-assessments to previous tax filings which the Company is disputing. The Company expects to place $54.9 million on deposit with the tax authorities relating to these disputed tax matters while the issues are being resolved. During Fiscal 2012, the Company paid $33.5 million of the anticipated deposit of which $11.1 million has been included in “Other long-term assets” and $22.4 million has been included in “Income taxes recoverable” in the Consolidated Statement of Financial Position as at February 2, 2013.

Included in “Other long-term assets” in the Consolidated Statements of Financial Position, as at February 2, 2013, were receivables of $13.9 million (January 28, 2012: $30.3 million) related to payments made by the Company for disputed tax assessments. Of the $33.5 million paid by the Company in deposits during the year for tax disputes, $11.1million in related payments was recorded in Long Term Recoverable.
The tax effects of the significant components of temporary timing differences giving rise to the Company’s net deferred tax assets and liabilities were as follows:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Prepaid expenses	$—	$(0.4)
Accrued liabilities and other long-term liabilities	57.1	57.2
Deferred retirement benefit plans	43.8	51.4
Other post-retirement benefits	66.0	65.0
Amounts related to tax losses carried forward	0.1	0.2
Non-depreciable property, plant and equipment	(37.3)	(36.6)
Depreciable property, plant and equipment	(49.5)	(56.6)
Deferred charges	(1.5)	(0.3)
Other	(0.7)	(0.7)
Subtotal	$78.0	$79.2
Amounts related to other comprehensive income (loss)	—	0.1
Total deferred tax assets (liabilities), net	$78.0	$79.3

Deferred tax assets	$83.8	$84.6
Deferred tax liabilities	(5.8)	(5.3)
Total deferred tax assets (liabilities), net	$78.0	$79.3

23. Operating segments
In order to identify the Company’s reportable segments, the Company uses the process outlined in IFRS 8, which includes the identification of the Chief Operating Decision Maker, the identification of operating segments, which has been done based on Company formats, and the aggregation of operating segments. The Company has aggregated its operating segments into one reportable segment, which derives its revenue from the sale of merchandise and related services to customers.

24. Capital stock
On May 24, 2011, the Company renewed the Normal Course Issuer Bid with the Toronto Stock Exchange ("TSX") for the period of May 25, 2011 to May 24, 2012 (“2011 NCIB”). Pursuant to the 2011 NCIB, the Company was permitted to purchase for cancellation up to 5% of its issued and outstanding common shares, equivalent to 5,268,599 common shares based on the common shares issued and outstanding as at May 9, 2011. The Company did not renew its 2011 NCIB subsequent to May 24, 2012.
During Fiscal 2012, 870,633 shares were purchased for $9.7 million (2011: 2,668,800 shares were purchased for $42.0 million) and cancelled. The impact of the share repurchases was a decrease to “Capital stock” and “Retained earnings” in the Consolidated Statements of Financial Position of $0.1 million and $9.6 million (2011: $0.4 million and $41.6 million), respectively.
On May 17, 2012 the Company announced Sears Holdings' plan to pursue a distribution, on a pro rata basis, to its shareholders, of a portion of its holdings in the Company such that, immediately following the distribution, Sears Holdings would retain approximately 51% of the issued and outstanding shares of Sears Canada. The distribution was made on November 13, 2012 to Sears Holdings' shareholders of record as of the close of business on November 1, 2012, the record date for the distribution. Every share of Sears Holdings common stock held as of the close of business on the record date entitled the holder to a distribution of 0.4283 Sears Canada common shares. In connection with the announced distribution, the Company has filed documents with the United States Securities and Exchange Commission (SEC).
During Fiscal 2012, the Company distributed $101.9 million to holders of common shares as an extraordinary cash dividend. Payment in the amount of $1.00 per common share was made on December 31, 2012 to shareholders of record as at the close of business on December 24, 2012.

The authorized common share capital of the Company consists of an unlimited number of common shares without nominal or par value and an unlimited number of class 1 preferred shares, issuable in one or more series (the “Class 1 Preferred Shares”).
As at the end of February 2, 2013, the only shares outstanding were common shares of the Company. The following table presents a continuity of capital stock for the fiscal years ended February 2, 2013 and January 28, 2012:

	2012		2011
(in CAD millions, except number of shares)	Number of Common Shares	Stated Value	Number of Common Shares	Stated Value
Balance, beginning of fiscal year	102,748,295	$15.0	105,417,095	$15.4
Repurchases of common shares	(870,633)	(0.1)	(2,668,800)	(0.4)
Balance, end of fiscal year	101,877,662	$14.9	102,748,295	$15.0
ESL Investments, Inc., and investment affiliates including Edward S. Lampert, together form the ultimate controlling party of the Company, and is the beneficial holder of 28,158,368 or 27.6%, of the common shares of the Company as at February 2, 2013 (January 28, 2012: nil). Sears Holdings, the controlling shareholder of the Company, is the beneficial holder of 51,962,391 or 51.0%, of the common shares of the Company as at February 2, 2013 (January 28, 2012: 97,341,670.0 or 94.7%). The issued and outstanding shares are fully paid and have no par value.

25. Capital disclosures
The Company’s objectives when managing capital are:

•	Maintain financial flexibility thus allowing the Company to preserve its ability to meet financial objectives and continue as a going concern;

•	Provide an appropriate return to shareholders; and

•	Maintain a capital structure that allows the Company to obtain financing should the need arise.
The Company manages and makes adjustments to its capital structure, when necessary, in light of changes in economic conditions, the objectives of its shareholders, the cash requirements of the business and the condition of capital markets. In order to maintain or adjust the capital structure, the Company may pay a dividend or return capital to shareholders, modify debt levels or sell assets.
The Company defines capital as follows:

•	Long-term obligations, including the current portion of long-term obligations (“Total long-term obligations”); and

•	Shareholders’ equity.
The following table presents summary quantitative data with respect to the Company’s capital resources:

(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Total long-term obligations	$36.1	$122.7
Shareholders’ equity	1,076.4	1,092.0
Total	$1,112.5	$1,214.7

26. Revenue
The components of the Company’s revenue were as follows:

(in CAD millions)	2012	2011
Apparel and Accessories	$1,474.2	$1,607.9
Home and Hardlines	1,125.4	1,293.6
Major Appliances	876.3	864.0
Other merchandise revenue	362.5	360.2
Services and other	321.9	347.4
Commission revenue	113.7	116.7
Licensee revenue	26.7	29.5
Total revenue	$4,300.7	$4,619.3

27. Employee benefits expense
The components of the Company’s employee benefits expense for the current and prior fiscal year were as follows:

(in CAD millions)	2012	2011 (Recast - Note 2)
Wages and salaries	$657.9	$685.0
Paid absences [1]	62.1	67.1
Benefits
Provincial healthcare costs	15.5	15.4
Flex benefits	16.6	16.2
Retirement benefit plans expense	9.7	30.2
Statutory deductions [2]	45.7	46.0
Severance [3]	17.1	25.3
Other employer paid benefits	(1.2)	2.1
Total benefits expense	$823.4	$887.3

1     Paid absences are expenses related to vacation, statutory holidays and sick days.
2     Statutory deductions consist of the employer portion of payment for the Canada Pension Plan and Employment Insurance.
3     Included in Severance for Fiscal 2012 were $12.6 million (2011: $19.3 million) of costs related to transformation.
These expenses are included in “Cost of goods and services sold” and “Selling, administrative and other expenses” in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss).
28. Gain on lease terminations
On March 2, 2012, the Company entered into an agreement to surrender and terminate early the operating leases on three properties: Vancouver Pacific Centre, Chinook Centre (Calgary) and Rideau Centre (Ottawa). The Company was a long-term and important anchor tenant in the three properties, and the landlord approached the Company with a proposal to terminate early the three leases and vacate the premises in exchange for $170.0 million. The payment represents the amount the landlord was willing to pay for the right to redevelop the property based upon their analysis of the potential returns from redevelopment.
On the closing date, April 20, 2012, the Company received cash proceeds of $170.0 million for the surrender of the three leases, resulting in a pre-tax gain of $164.3 million, net of the de-recognition of leasehold improvements of $5.7 million. The Company exited all three properties on October 31, 2012, and has no further financial obligation related to the transaction.
On June 20, 2012, the Company entered an agreement to surrender and terminate early the operating lease on its Deerfoot (Calgary) property. The landlord approached the Company with a proposal to terminate early the lease in exchange for cash proceeds of $5.0 million, subject to certain closing conditions, on the closing date of October 26, 2012. In Fiscal 2010, the Company incurred an impairment loss of $2.9 million relating to the property, plant and equipment at its Deerfoot property. As a result of the agreement and expected proceeds, the Company recorded an impairment loss reversal (net of accumulated amortization) of $2.1 million in "Selling, administrative and other expenses". On the closing date of October 26, 2012, the Company vacated the property and received cash proceeds of $5.0 million, resulting in a pre-tax gain of $2.8 million, net of the de-recognition of leasehold improvements and furniture and fixtures of $2.2 million. The Company has no further financial obligation related to the transaction.
29. Sale of Cantrex Group Inc. (“Cantrex”)
On April 24, 2012, the Company entered an agreement to sell the operations of its subsidiary, Cantrex, to Nationwide Marketing Group, LLC for $3.5 million, equal to the net carrying amount of specified Cantrex assets and liabilities. On April 29, 2012, the Company received the proceeds on the sale, de-recognized the assets and liabilities sold and recorded a gain on sale of nil.

30. Related party transactions
The immediate parent of the Company is Sears Holdings. The ultimate controlling party of the Company is ESL Investments, Inc. (incorporated in the U.S. in the state of Florida) through Sears Holdings. The Company also has investments in joint ventures, as described in Note 11.

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. Details of transactions between the Company and other related parties are disclosed below.

30.1  Trading transactions
During the current and prior fiscal year, the Company entered into the following trading transactions with related parties:

				2012				2011
(in CAD millions)	Purchase of goods	Services received	Other	Total	Purchase of goods	Services received	Other	Total
Sears Holdings Corporation	$—	$5.0	$0.2	$5.2	$0.3	$4.8	$0.5	$5.6
Real estate joint ventures	—	4.5	—	4.5	—	4.4	—	4.4
Total related party transactions	$—	$9.5	$0.2	$9.7	$0.3	$9.2	$0.5	$10.0
The following balances were outstanding as at the end of the fiscal year:

	Amounts receivable from related parties
(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Sears Holdings Corporation	$0.3	$0.1
Total	$0.3	$0.1

	Amounts payable to related parties
(in CAD millions)	As at February 2, 2013	As at January 28, 2012
Sears Holdings Corporation	$0.7	$0.6
Total	$0.7	$0.6
The related party transactions with Sears Holdings are in the ordinary course of business for shared merchandise purchasing services. These transactions were recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties. These balances are included in “Accounts payable and accrued liabilities” and “Accounts receivable, net” in the Consolidated Statements of Financial Position.
The related party transactions with the various real estate joint ventures represent lease payments for the lease of the Company’s stores. These transactions were recorded either at fair market value or the exchange amount, which was established and agreed to by the related parties.
The amounts outstanding are unsecured and will be settled in cash. No guarantees have been given or received. No expense has been recognized in the current or prior fiscal periods for bad or doubtful debts in respect of the amounts owed by related parties.
The Company’s Audit Committee is responsible for pre-approving all related party transactions that have a value greater than $1.0 million.

31. Key management personnel compensation
Key management personnel are those individuals having the authority and responsibility for planning, directing and controlling the activities of the Company. The Company considers the Board of Directors and the following former and current members of senior management to be key management personnel:
Chief Executive Officer;
Former Senior Vice-President and Chief Financial Officer;
Executive Vice-President and Chief Operating Officer;
Former Executive Vice-President and Chief Administrative Officer;
Former Executive Vice-President, Merchandising, Apparel and Accessories;
Former Senior Vice-President, Merchandising, Home and Hardlines;

Executive Vice-President, Financial Services;
Senior Vice-President and Chief Information Officer, Information Technology and Business Process Improvement;
Senior Vice-President, General Merchandise Manager, Accessories Merchandising;
Senior Vice-President, General Merchandise Manager, Apparel Merchandising;
Senior Vice-President, Home and Hardlines, Major Appliances;
Senior Vice-President, Customer Experience, Shared Services and Merchant Marketing;
Senior Vice-President, Human Resources;
Former Senior Vice-President, Business Capability and Human Resources
Current and former Senior Vice-President, Marketing;
Senior Vice-President and General Counsel; and
Senior Vice-President, Retail Stores.
Key management personnel compensation was as follows:

(in CAD millions)	2012	2011
Salaries and perquisites	$6.5	$5.2
Annual incentive plans	0.9	2.2
Pensions	0.1	—
Termination benefits	0.5	1.2
Total key management personnel compensation	$8.0	$8.6

32. Net earnings (loss) per share
A reconciliation of the number of shares used in the net earnings (loss) per share calculation is as follows:

(Number of shares)	2012	2011
Weighted average number of shares per basic net earnings (loss) per share calculation	102,078,477	104,275,192
Effect of dilutive instruments outstanding	—	—
Weighted average number of shares per diluted net earnings (loss) per share calculation	102,078,477	104,275,192
“Net earnings (loss)” as disclosed in the Consolidated Statements of Net Earnings (Loss) and Comprehensive Income (Loss) was used as the numerator in calculating the basic and diluted net earnings (loss) per share. For the fiscal year ended February 2, 2013, 5,440 outstanding options were excluded from the calculation of diluted net earnings per share as they were anti-dilutive. For the fiscal year ended January 28, 2012, the Company incurred a net loss and therefore all potential common shares were anti-dilutive.

33. Changes in non-cash working capital balances
Cash generated from (used for) non-cash working capital balances were comprised of the following:

(in CAD millions)	2012	2011
Accounts receivable, net	$36.5	$27.8
Inventories	(27.5)	129.3
Prepaid expenses	(2.2)	3.9
Accounts payable and accrued liabilities	(84.5)	(95.8)
Deferred revenue	(10.6)	(16.0)
Provisions	1.6	(0.5)
Income and other taxes payable and recoverable	(35.5)	(19.2)
Effect of foreign exchange rates	—	0.1
Cash generated from (used for) non-cash working capital balances	$(122.2)	$29.6

34. Event after the reporting period
Subsequent to year end, the Company finalized an exclusive, multi-year licensing arrangement with SHS Services Management Inc. ("SHS Services"), which will result in SHS Services overseeing the day-to-day operations of all Sears Home Improvements Product Services business. The licensing agreement, effective March 3, 2013, is expected to result in a reduction to revenues and expenses, however, the impact to net earnings is not expected to be significant.

35. Approval of consolidated financial statements
The consolidated financial statements were approved by the Board of Directors and authorized for issue on March 14, 2013.